    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1994


                                                       REGISTRATION NO. 33-54543

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             THE CHERRY CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                                36-2977756
  (State or other jurisdiction of       (I.R.S. Employer Identification No.)
  incorporation or organization)

                            ------------------------
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (708) 662-9200
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                  DAN A. KING
                 TREASURER, SECRETARY AND CORPORATE CONTROLLER
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (708) 662-9200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

  William J. Quinlan, Jr., Esq.          William R. Kunkel, Esq.
     McDermott, Will & Emery              Skadden, Arps, Slate,
      227 West Monroe Street                  Meagher & Flom
   Chicago, Illinois 60606-5096            333 W. Wacker Drive
          (312) 372-2000                 Chicago, Illinois 60606
                                              (312) 407-0700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /


    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             THE CHERRY CORPORATION
                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

ITEM IN FORM S-2                                                                LOCATION IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus..................  Forepart of the Registration Statement and Outside Front
                                                                 Cover Page
       2.  Inside Front and Outside Back Cover Pages of
             Prospectus......................................  Inside Front and Outside Back Cover Pages; Available
                                                                 Information; Incorporation by Reference
       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges.......................  Prospectus Summary; Investment Considerations
       4.  Use of Proceeds...................................  Use of Proceeds
       5.  Determination of Offering Price...................  Investment Considerations--Limited Trading History and
                                                                 Market for Class A Common Stock
       6.  Dilution..........................................                             *
       7.  Selling Security Holders..........................                             *
       8.  Plan of Distribution..............................  Inside and Outside Front Cover Pages; Underwriting
       9.  Description of Securities to be Registered........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel............  Legal Matters
      11.  Information with Respect to the Registrant........  Prospectus Summary; Reclassification; Price Range of
                                                                 Common Stock; Dividend Policy; Capitalization;
                                                                 Selected Consolidated Financial Data; Management's
                                                                 Discussion and Analysis of Financial Condition and
                                                                 Results of Operations; Business; Management; Principal
                                                                 Stockholders; Description of Capital Stock;
                                                                 Consolidated Financial Statements
      12.  Incorporation of Certain Information by
             Reference.......................................  Incorporation by Reference
      13.  Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities.....................................                             *

- ------------------------
*Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED AUGUST 11, 1994


PROSPECTUS
            , 1994
                                2,500,000 SHARES

    [MAPD]
                             THE CHERRY CORPORATION

                              CLASS A COMMON STOCK

    All of the shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of The Cherry Corporation ("Cherry" or the "Company") offered hereby (the "Offering") are being sold by the Company. The Company's authorized Common Stock consists of Class A Common Stock and Class B Common Stock, par value $1.00 per share ("Class B Common Stock"). The voting power of the Company is vested in the Class B Common Stock, and the Class A Common Stock has no voting rights, except as required by Delaware law. The Class A Common Stock and the Class B Common Stock generally have the same economic rights. See "Price Range of Common Stock," "Dividend Policy" and "Description of Capital Stock."

    The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CHERA." On July 21, 1994 the last sale price of the Class A Common Stock, as reported by Nasdaq, was $13 per share. See "Price Range of Common Stock" and "Dividend Policy."

                            ------------------------

    SEE "INVESTMENT CONSIDERATIONS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR  HAS   THE
   SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
     PASSED  UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
      ANY   REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL  OFFENSE.

- -------------------------------------------------------------------------------
                                   PRICE        UNDERWRITING       PROCEEDS
                                  TO THE        DISCOUNTS AND       TO THE
                                  PUBLIC       COMMISSIONS (1)    COMPANY (2)
- -------------------------------------------------------------------------------
Per Share.....................        $               $                $
Total (3).....................        $               $                $
- -------------------------------------------------------------------------------

(1)  SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.

(2)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $400,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 375,000 ADDITIONAL SHARES OF CLASS A COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO
     THE  COMPANY WILL BE $         , $        AND  $        , RESPECTIVELY. SEE
     "UNDERWRITING."

    The Class A Common Stock is offered by the Underwriters when, as and if issued to and accepted by them, and subject to various conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Class A Common Stock will be made to the Underwriters in New York, New York
on or about             , 1994.

DONALDSON, LUFKIN & JENRETTE                 CLEARY GULL REILAND & MCDEVITT INC.
        SECURITIES CORPORATION

       [GRAPHICS OMITTED; SEE GRAPHICS APPENDIX AT END OF THIS DOCUMENT.]

                     IN  CONNECTION  WITH  THIS OFFERING,  THE  UNDERWRITERS MAY
              OVER-ALLOT SHARES OF CLASS A COMMON STOCK OR MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AND/OR THE CLASS B COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE TERM "COMPANY" MEANS THE CHERRY CORPORATION ("CHERRY") AND, UNLESS THE CONTEXT OTHERWISE INDICATES, ITS WHOLLY-OWNED SUBSIDIARIES. UNLESS THE CONTEXT OTHERWISE INDICATES, ALL
REFERENCES TO YEARS SHALL MEAN FISCAL YEARS OF THE COMPANY ENDING ON THE LAST DAY OF FEBRUARY. UNLESS OTHERWISE INDICATED, ALL SHARE AMOUNTS AND FINANCIAL INFORMATION PRESENTED IN THIS PROSPECTUS HAVE BEEN ADJUSTED TO REFLECT THE RECLASSIFICATION OF THE COMPANY'S COMMON STOCK OUTSTANDING PRIOR TO JULY 12, 1994 (THE "PRIOR COMMON STOCK") INTO CLASS B COMMON STOCK, THE AUTHORIZATION OF THE CLASS A COMMON STOCK AND THE ISSUANCE OF A DIVIDEND ON JULY 14, 1994 OF ONE SHARE OF CLASS A COMMON STOCK FOR EACH OUTSTANDING SHARE OF PRIOR COMMON STOCK (THE "STOCK DIVIDEND"). SEE "RECLASSIFICATION" AND "DESCRIPTION OF CAPITAL STOCK." THE STOCK DIVIDEND HAD THE SAME EFFECT ON THE TOTAL NUMBER OF SHARES OF PRIOR COMMON STOCK OUTSTANDING AS A TWO-FOR-ONE STOCK SPLIT. THE CLASS A COMMON STOCK AND CLASS B COMMON STOCK ARE SOMETIMES REFERRED TO COLLECTIVELY IN THIS PROSPECTUS AS THE "COMMON STOCK." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    The Company designs, manufactures and sells over 3,000 types of proprietary and custom electrical and electronic components used by a broad range of OEM customers and distributors in the automotive, computer, and consumer and commercial markets. Within each of these three markets, the Company divides its operations into three product segments: electromechanical devices, electronic assemblies and displays, and semiconductor devices. The Company's products are sold globally and are manufactured at the Company's state-of-the-art manufacturing facilities in the United States, Germany and England and in Japan through its joint venture. In addition, the Company's products are assembled in Hong Kong, the Czech Republic, China, Malaysia, the Philippines, South Korea and Mexico. The Company has increased its revenue from $228.6 million in 1992 to $275.3 million in 1994, representing a 9.7% compound annual growth rate. During this same time period, the Company's operating profit has grown from $6.6 million to $17.8 million, which represents a 63.4% compound annual growth rate and an improvement in its operating profit margins from 2.9% to 6.5%.

    AUTOMOTIVE MARKET. The Company is a leader in the development of switch assemblies and semiconductors for the automotive industry. In addition, the Company supplies a variety of electronic control modules to this market. Cherry's switch assemblies are used principally in power windows, door locks and mirrors. The Company's semiconductor devices are integrated circuits used principally in engine and ignition controls, instrumentation and ABS systems. Its electronic control modules are used as controls for sunroofs, convertible tops and memory seats. The Company supplies its switch assemblies, semiconductors and electronic control modules to virtually all of the leading automobile manufacturers in North America and Western Europe, including Ford, General Motors, Volkswagen, Chrysler, BMW, Toyota and Nissan. From 1992 to 1994, Cherry has increased its sales to the automotive market from $65.5 million to $104.0 million, representing a 26.0% compound annual growth rate. Sales to the automotive market represented 37.8% of the Company's total sales in 1994.

    COMPUTER MARKET. The Company is the leading non-captive producer of standard, specialty and custom keyboards in Western Europe and sold over two million keyboard units worldwide in 1994. The Company also manufactures semiconductors and switches for this market. Cherry's keyboards are used with personal computers, data entry terminals and word processors and in point-of-sale retail, airline and hotel applications. Since 1992, the Company has successfully maintained its sales of standard keyboards while increasing its emphasis on developing proprietary specialty keyboards incorporating bar code, magnetic card and smart card readers, which generally have higher gross profit margins. The Company's semiconductors consist of integrated circuits used in hard disk drives, tape back-up systems and power supplies. In addition, its switches are used to link peripherals, such as disk drives and printers, within computer networks. The Company's sales to the computer market were approximately $99.3 million in 1992 and 1994. Sales to the computer market represented 36.1% of the Company's total sales in 1994.

    CONSUMER AND COMMERCIAL MARKET. The Company is a leading producer of snap-action switches for the consumer and commercial market with an approximately 15% market share in North America and Western Europe. Cherry also sells its electronic assemblies and semiconductors to this market. Switches are used in office equipment, such as photocopiers and mailing machines, and in home appliances, such as washing machines and dishwashers. Electronic assemblies are used with digital displays to produce operator panels for business machines and for amusement products, including pinball games. Semiconductor devices are integrated circuits used in power conversion applications for a variety of products, including cellular telephones. From 1992 to 1994, the Company increased its sales to the consumer and commercial market from $63.8 million to $71.9 million, representing a 6.2% compound annual growth rate. Sales to the consumer and commercial market represented 26.1% of the Company's total sales in 1994.

                                    STRATEGY

    The Company believes that its success in increasing sales and profitability has resulted from its multifaceted business strategy which includes the following key elements:

    NEW PRODUCT DEVELOPMENT. Cherry's new product development program is focused on capitalizing on the Company's leading presence and long-standing reputation in the automotive, computer, and consumer and commercial markets. The Company believes that its new product development program has significantly enhanced sales and profitability and has been successful primarily because of the Company's ability to: (i) apply its state-of-the-art design and manufacturing capabilities to produce new products at a low cost, (ii) customize its existing products to meet the specialized requirements of its customers, and
(iii) combine its expertise in designing and manufacturing electromechanical devices, semiconductors, and electronic assemblies and displays to develop new products which incorporate elements from all three of these product categories.

    LOW COST PRODUCTION FACILITIES. The Company strives to operate its manufacturing and assembly facilities as efficiently as possible by: (i) continuing to invest in its capital expenditure program to maintain and improve its facilities, (ii) custom designing and building proprietary automated assembly equipment, (iii) developing new and more efficient production technologies, and (iv) where appropriate, utilizing production facilities in low cost labor countries. As part of its efforts, the Company has invested $52.3 million in capital expenditures during the last three years, the majority of which was used to improve manufacturing operations. As a result, the Company has improved its gross margins from 26.5% to 29.1% from 1992 to 1994 even though it maintained or decreased the average selling prices of a majority of its products during this same time period.

    DEDICATION TO CUSTOMER SERVICE. The Company benefits from a strong reputation for providing quality products and responsive service to its customers. The Company works closely with customers to customize its products to meet their changing product requirements. In recognition of its quality products and value-added service, Cherry has received numerous awards from its customers in the United States and Western Europe. For the last two years, the Company was named Supplier of the Year by General Motors for its switch products.

    EXPANSION INTO NEW GEOGRAPHIC MARKETS. The Company believes that its continued geographic expansion will add to its revenue and earnings growth. The Company's strategy is to capitalize on increasing demand for end use products, such as home appliances, computers, automobiles and office equipment, that require switches, electronic assemblies and semiconductors in markets outside the United States and Western Europe. As part of this expansion, since 1992, the Company has opened new manufacturing and sales operations in Australia and the Czech Republic and in Japan and India through its joint ventures.

    Cherry was incorporated in Illinois in 1953 and was reincorporated in Delaware in 1978. The Company's principal executive offices are located at 3600 Sunset Avenue, Waukegan, Illinois 60087 and its telephone number is (708) 662-9200.

                                  THE OFFERING

Class A Common Stock Offered.................  2,500,000  shares  (2,875,000  shares  if the
                                                 Underwriters'  over-allotment   option   is
                                                 exercised in full).
Common  Stock  to  be  outstanding  after the
  Offering (1)
  Class A Common Stock.......................  7,165,765 Shares
  Class B Common Stock.......................  4,665,765 Shares
    Total  Common  Stock  to  be  outstanding
      after the Offering.....................  11,831,530 Shares

Voting Rights................................  Holders  of  Class  A  Common  Stock  have no voting rights, except as required by Delaware
                                                 law. Holders of Class  B Common Stock  have
                                                 one  vote  per share.  See  "Description of
                                                 Capital Stock."

Protection Provisions........................  Several  provisions   in  Cherry's   Restated
                                               Certificate   of  Incorporation  (as  defined
                                                 below) are intended to reduce the  economic
                                                 reasons  for  trading  the  Class  B Common
                                                 Stock at a premium compared to the Class  A
                                                 Common  Stock. See  "Description of Capital
                                                 Stock--Class A Protection" and "Description
                                                 of Capital Stock--Limited Convertibility."

Use of Proceeds..............................  To  repay  debt  and  for  general  corporate purposes. See "Use of Proceeds."

Nasdaq National Market Symbols:
  Class A Common Stock.......................  "CHERA"
  Class B Common Stock.......................  "CHERB"

- ------------------------
(1) Based upon 4,665,765 shares of Prior Common Stock outstanding as of May 31, 1994, after giving effect to the Reclassification, and excluding 73,277 shares of Prior Common Stock issuable upon exercise of stock options outstanding as of such date, and approximately 124,630 shares of Prior Common Stock available for issuance under the Company's Employee Stock Purchase Plan, as amended. See Note H of Notes to Consolidated Financial Statements.

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA
       (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND EARNINGS PER SHARE DATA)

                                                                                                          QUARTER ENDED
                                                                                                             MAY 31,
                                               FISCAL YEAR ENDED LAST DAY OF FEBRUARY,                     (UNAUDITED)
                                    --------------------------------------------------------------   -----------------------
                                       1990       1991 (1)       1992         1993         1994         1993         1994
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
  Net sales.......................  $ 208,441    $ 245,887    $ 228,631    $ 266,231    $ 275,269    $  69,631    $  79,647
  Cost of sales...................    155,323      177,873      167,981      189,710      195,090       49,528       54,744
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross margin....................     53,118       68,014       60,650       76,521       80,179       20,103       24,903
  Operating expenses..............     53,153       65,986       54,002       59,840       62,419       15,867       18,077
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) from
    operations....................        (35)       2,028        6,648       16,681       17,760        4,236        6,826
  Interest expense................     (3,759)      (6,007)      (5,919)      (5,383)      (3,919)      (1,031)        (875)
  Other income, net...............        732        1,300        2,226          636        1,342          310          418
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before income
    taxes, extraordinary tax
    credit and cumulative effect
    of change in accounting
    principle.....................     (3,062)      (2,679)       2,955       11,934       15,183        3,515        6,369
  Income tax provision
    (benefit).....................       (277)       3,039         (819)       4,216        5,692        1,280        2,452
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before
    extraordinary tax credit and
    cumulative effect of change in
    accounting principle..........     (2,785)      (5,718)       3,774        7,718        9,491        2,235        3,917
  Extraordinary tax credit........         --           --          891        2,539           --           --           --
  Cumulative effect of change in
    accounting principle (2)......         --           --           --           --        1,542        1,542           --
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net earnings (loss).............  $  (2,785)   $  (5,718)   $   4,665    $  10,257    $  11,033    $   3,777    $   3,917
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) per share (3):
    Earnings (loss) before
      extraordinary tax credit and
      cumulative effect of change
      in accounting principle.....  $   (0.31)   $   (0.63)   $    0.41    $    0.84    $    1.02    $    0.24    $    0.42
    Extraordinary tax credit......         --           --         0.10         0.28           --           --           --
    Cumulative effect of change in
      accounting principle (2)....         --           --           --           --         0.17         0.17           --
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net earnings (loss) per
      share.......................  $   (0.31)   $   (0.63)   $    0.51    $    1.12    $    1.19    $    0.41    $    0.42
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Average shares outstanding
    (3)...........................  9,099,424    9,106,442    9,113,490    9,184,228    9,299,848    9,289,204    9,325,752

OTHER DATA:
  Capital expenditures, net.......  $  28,229    $  17,057    $   8,247    $  19,023    $  23,357    $   4,063    $   8,046
  Depreciation and amortization...     15,892       17,325       16,729       18,023       16,720        4,373        4,553

                                                                                               MAY 31, 1994
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(4)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
  Working capital......................................................................  $  36,149
  Total assets.........................................................................    205,519
  Long-term debt.......................................................................     39,551
  Total debt...........................................................................     56,211
  Stockholders' investment.............................................................     98,593
  Debt to capital ratio................................................................       36.3%

- ------------------------
(1)  Operating expenses include a $5,600 provision for restructuring costs.

(2) Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). See Note B of Notes to Consolidated Financial Statements.

(3)  Adjusted to reflect the Reclassification. See "Reclassification."

(4) Adjusted to reflect the Reclassification and the completion of the Offering, after deducting the estimated underwriting discount and offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Reclassification," "Use of Proceeds" and "Capitalization."

                           INVESTMENT CONSIDERATIONS

    IN   ADDITION  TO  THE  OTHER  INFORMATION  CONTAINED  IN  THIS  PROSPECTUS,
PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS BEFORE PURCHASING THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

LIMITED TRADING HISTORY AND MARKET FOR CLASS A COMMON STOCK

    The Class A Common Stock was first quoted on the Nasdaq National Market on July 15, 1994. Prior to that date there was no public market for the Class A Common Stock. The public offering price for the Class A Common Stock offered hereby has been determined by negotiations between the Underwriters and the Company in light of recent sale prices of the Class A Common Stock reported on the Nasdaq National Market. There can be no assurance that an active public market for the Class A Common Stock will develop or be sustained after the Offering or that the public offering price corresponds to the price at which the Class A Common Stock will trade in the public market subsequent to the Offering.

    While the Company's Prior Common Stock was traded in the over-the-counter market and quoted on the Nasdaq National Market for many years, the average volume of such trading in the twelve months ended May 31, 1994 was only 9,928 shares per day. Accordingly, the prices at which such trades have been made may not reflect the prices that would have prevailed had there been a more active market. Furthermore, while several provisions in the Company's Restated Certificate of Incorporation are intended to reduce the economic reasons for trading the Company's voting stock at a premium compared to the Class A Common Stock, there can be no assurance that the trading price for the Class A Common Stock will approximate either the price of the Class B Common Stock or the historical prices of the Prior Common Stock as adjusted for the Reclassification. See "Price Range of Common Stock."

CONTROLLING STOCKHOLDERS; IMPEDIMENTS TO CHANGE OF CONTROL

    Voting  control of the  Company is vested  in the holders  of Class B Common
Stock. The Cherry Family (as defined below) beneficially owns, and after consummation of the Offering will continue to own, approximately 60% of the Class B Common Stock. In addition, one member of the Cherry Family serves on the Company's Board of Directors and as an employee of the Company and another member of the Cherry Family serves as the Chairman of the Board of Directors and as President of the Company. As long as the Cherry Family holds a majority of the Class B Common Stock, it will be able to elect or remove all of the Company's Board of Directors and, except as otherwise required by Delaware law or the Restated Certificate of Incorporation, will be able to determine the outcome of substantially any matter submitted for stockholder consideration. Moreover, control by the Cherry Family may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over then-current market prices. See "Principal Stockholders" and "Description of Capital Stock."

CYCLICALITY OF DEMAND FOR COMPANY PRODUCTS

    Many of the Company's products are sold to industries that are cyclical and dependent upon economic conditions, consumer confidence or other matters beyond the Company's control. In particular, the automotive industry, which is sensitive to such factors, is currently the Company's largest market and comprised approximately 38%, 33% and 29% of the Company's total sales in 1994, 1993 and 1992, respectively. The Company believes that increased market penetration and increased electrical content per vehicle will offset a decline in automotive sales to some extent, but a significant reduction in automotive production in North America or Western Europe or the loss of a significant portion of its business from either of its major customers (Ford or General Motors) could have an adverse effect on the Company's business. Demand in the Company's computer, and consumer and commercial markets is also directly related to general economic conditions. Accordingly, a downturn in U.S. or foreign economies could have a negative impact on the Company's results of operations. Although the Company's international sales declined for the last two years due to the recession in Western Europe, the Company has remained profitable in Western Europe during this period. See "Business."

COMPETITION

    The Company does business in highly competitive markets. Competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of the Company's markets have substantially greater manufacturing, sales, research and financial resources than the Company. The Company believes that the principal competitive factors in its markets are price, product quality and reliability and the ability to meet customer delivery requirements and to custom design products to customer specifications. See "Business--Competition."

FOREIGN CURRENCY TRANSLATION

    The Company realized approximately 43%, 51% and 54% of its net sales in 1994, 1993 and 1992, respectively, from operations outside the United States. As a result, fluctuations in currency exchange rates can significantly affect the Company's sales, profitability and financial position. While changes in foreign currency exchange rates resulted in a 6% increase in international sales in 1993, such changes accounted for approximately 6% and 4% decreases in international sales in 1994 and 1992, respectively. Although the Company cannot predict the extent to which currency fluctuations may or will affect the Company's business and financial position, there is a risk that such fluctuations will have an adverse impact upon the Company's sales and profits from locations outside the United States. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                RECLASSIFICATION

    On July 12, 1994, the Company filed with the Delaware Secretary of State an Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), which (i) increased the number of authorized shares of common stock of the Company from 10,000,000 to 30,000,000, consisting of 20,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock,
(ii) reclassified the Prior Common Stock as Class B Common Stock, (iii) authorized a new class of non-voting stock designated as Class A Common Stock, and (iv) established the rights, powers and limitations of the Class A Common Stock and the Class B Common Stock. On July 14, 1994, the Company issued the Stock Dividend. The Stock Dividend had the same effect on the total number of shares of Common Stock outstanding as a two-for-one stock split. The ex-dividend date for the Stock Dividend was July 15, 1994, which was also the date on which the Class A Common Stock and Class B Common Stock began to trade separately. (The reclassification of the Prior Common Stock and the issuance of the Stock Dividend are referred to herein collectively as the "Reclassification.")

    The Class B Common Stock has essentially the same rights, powers and limitations as that of the Prior Common Stock. The Class A Common Stock is non-voting, except as required by Delaware law and the Restated Certificate of Incorporation. The Class A Common Stock has certain features, including a "Class A Protection" feature and limited convertibility provisions, which are intended to minimize the economic reasons for trading the Class B Common Stock at a premium compared to the Class A Common Stock. The other terms of the Class A Common Stock and Class B Common Stock, including rights with respect to stock splits, consideration payable in a merger or consolidation and distributions upon liquidation, are substantially the same. See "Price Range of Common Stock," "Dividend Policy" and "Description of Capital Stock."

    The Class A Common Stock was first quoted on the Nasdaq National Market on July 15, 1994. There can be no assurance that the trading price of the Class A Common Stock will approximate either the price of the Class B Common Stock or the historical prices of the Prior Common Stock, as adjusted to reflect the Reclassification. See "Investment Considerations," "Price Range of Common Stock" and "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Class A Common Stock are estimated to be $ million ($ million if the Underwriters' over-allotment option is exercised in full). The Company intends to use (i) approximately $ million of the net proceeds of the Offering to repay amounts outstanding under its existing domestic revolving line of credit and (ii) approximately $ million to pay off short-term debt owed to foreign banks for construction, mortgage and equipment loans. The Company expects to use the remaining net proceeds, if any, for general corporate purposes, including the continued expansion of the Company's East Greenwich, Rhode Island facility and the purchase of equipment.

    The Company's domestic revolving line of credit matures on March 31, 1997 and bears interest at a rate per annum equal to the prime rate or, depending on the Company's financial performance, LIBOR plus .75% to 1.25% (5.5% as of May 31, 1994). The Company's foreign debt bears interest at rates ranging from 4% to 9% per annum and matures in periodic installments through 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    The Company's Class A Common Stock and Class B Common Stock are quoted on the Nasdaq National Market under the symbols "CHERA" and "CHERB," respectively. The Class A Common Stock was first quoted on the Nasdaq National Market on July 15, 1994. Prior to that date, there had been no public market for the Class A Common Stock. See "Investment Considerations" and "Reclassification."

    The Prior Common Stock was traded on the Nasdaq National Market through July 14, 1994 under the symbol "CHER." The following table sets forth, for the periods indicated, (i) the actual high and low sales prices per share of the Prior Common Stock as reported by Nasdaq without giving effect to the Reclassification, (ii) the actual high and low sales prices per share of the Prior Common Stock divided by two to reflect the Reclassification (which had the same effect on the total number of shares of Prior Common Stock outstanding as a two-for-one stock split) based on the assumption that the Reclassification would have resulted in a proportionate reduction in historical sales prices, and (iii) the actual high and low sales prices per share of the Class A Common Stock and the Class B Common Stock as reported by Nasdaq:

                                                                                         PRIOR COMMON STOCK
                                                                             ------------------------------------------
                                                                                    ACTUAL               ADJUSTED
                                                                                 STOCK PRICE           STOCK PRICE
                                                                             --------------------  --------------------
                                                                               HIGH        LOW       HIGH        LOW
                                                                             ---------  ---------  ---------  ---------
Fiscal year ended last day of February 1993
  First quarter............................................................  $   16.00  $    9.00  $    8.00  $    4.50
  Second quarter...........................................................      18.00      14.00       9.00       7.00
  Third quarter............................................................      25.50      14.00      12.75       7.00
  Fourth quarter...........................................................      31.13      24.50      15.57      12.25

Fiscal year ended last day of February 1994
  First quarter............................................................  $   34.00  $   18.25  $   17.00  $    9.13
  Second quarter...........................................................      21.75      14.50      10.88       7.25
  Third quarter............................................................      22.25      13.63      11.13       6.82
  Fourth quarter...........................................................      26.50      20.25      13.25      10.13

Fiscal year ended last day of February 1995
  First quarter............................................................  $   31.00  $   24.25  $   15.50  $   12.13
  Second quarter (through July 14, 1994)...................................      31.75      26.50      15.88      13.25

                                                                                   CLASS A               CLASS B
                                                                                 COMMON STOCK          COMMON STOCK
                                                                             --------------------  --------------------
                                                                               HIGH        LOW       HIGH        LOW
                                                                             ---------  ---------  ---------  ---------
Fiscal year ended last day of February 1995
  Second quarter (July 15, 1994 through July 21, 1994).....................  $   13.50  $   13.00  $   13.75  $   13.00

    On July 21, 1994 the last sales prices of the Class A Common Stock and the Class B Common Stock, as quoted on the Nasdaq National Market, were $13 and $13 3/8, respectively. As of July 21, 1994 there were approximately 2,100 holders of record of each of the Class A Common Stock and Class B Common Stock.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends since 1991 and currently has no plans to pay any cash dividends on its Common Stock. Payment of any future dividends will depend on the future earnings and capital requirements of the Company and other factors the Board of Directors considers appropriate. Holders of the Class A Common Stock are entitled to cash dividends per share at least equal to those payable to the holders of the Class B Common Stock. Although the Board of Directors has the authority to pay larger cash dividends on the Class A Common Stock than on the Class B Common Stock, the Board presently intends that, if any dividends are paid, both classes will be paid on an equal per share basis. See "Description of Capital Stock."

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of May 31, 1994 after giving effect to the Reclassification and as adjusted to give effect to the application of the net proceeds from the Offering, after deducting the estimated underwriting discount and offering expenses payable by the Company.

                                                                                                MAY 31, 1994
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Cash and equivalents.....................................................................  $    5,093   $
                                                                                           ----------  -----------
                                                                                           ----------  -----------

Short-term debt..........................................................................  $    2,899   $
Current maturities of long-term debt.....................................................      13,761
Long-term debt...........................................................................      39,551
                                                                                           ----------
    Total debt...........................................................................      56,211

Stockholders' investment:
  Class A Common Stock, par value $1.00 per share; 20,000,000 shares authorized;
    4,665,765 actual and 7,165,765 as adjusted shares issued and outstanding (1).........       4,666       7,166
  Class B Common Stock, par value $1.00 per share; 10,000,000 shares authorized;
    4,665,765 actual and as adjusted shares issued and outstanding (1)...................       4,666       4,666
  Additional paid-in capital.............................................................      10,242
  Retained earnings......................................................................      72,293      72,293
  Cumulative translation adjustments.....................................................       6,726       6,726
                                                                                           ----------  -----------
    Total stockholders' investment.......................................................      98,593
                                                                                           ----------  -----------
Total capitalization.....................................................................  $  154,804   $
                                                                                           ----------  -----------
                                                                                           ----------  -----------

- ------------------------
(1) Based upon 4,665,765 shares of Prior Common Stock outstanding as of May 31, 1994, after giving effect to the Reclassification, and excluding 73,277 shares of Prior Common Stock issuable upon exercise of stock options outstanding as of such date, and approximately 124,630 shares of Prior Common Stock available for issuance under the Company's Employee Stock Purchase Plan, as amended. See Note H of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated financial information for the Company's five most recent fiscal years and for the interim periods ended May 31, 1993 and May 31, 1994. The historical financial information for each of the fiscal years specified below has been derived from the Company's consolidated financial statements for such periods included herein which have been audited by Arthur Andersen & Co., independent public accountants. In the opinion of the Company, the information for the interim periods ended May 31, 1993 and May 31, 1994, which is derived from unaudited financial statements, reflects all adjustments (consisting only of normal recurring adjustments except as noted) necessary for a fair presentation of the financial position of the Company at such dates and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the entire year.

    The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                                           QUARTER ENDED
                                                                                                              MAY 31,
                                                FISCAL YEAR ENDED LAST DAY OF FEBRUARY,                     (UNAUDITED)
                                     --------------------------------------------------------------   -----------------------
                                        1990       1991 (1)       1992         1993         1994         1993         1994
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales........................  $ 208,441    $ 245,887    $ 228,631    $ 266,231    $ 275,269    $  69,631    $  79,647
  Cost of sales....................    155,323      177,873      167,981      189,710      195,090       49,528       54,744
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross margin.....................     53,118       68,014       60,650       76,521       80,179       20,103       24,903
  Operating expenses...............     53,153       65,986       54,002       59,840       62,419       15,867       18,077
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) from
    operations.....................        (35)       2,028        6,648       16,681       17,760        4,236        6,826
  Interest expense.................     (3,759)      (6,007)      (5,919)      (5,383)      (3,919)      (1,031)        (875)
  Other income, net................        732        1,300        2,226          636        1,342          310          418
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before income
    taxes, extraordinary tax credit
    and cumulative effect of change
    in accounting principle........     (3,062)      (2,679)       2,955       11,934       15,183        3,515        6,369
  Income tax provision (benefit)...       (277)       3,039         (819)       4,216        5,692        1,280        2,452
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before
    extraordinary tax credit and
    cumulative effect of change in
    accounting principle...........     (2,785)      (5,718)       3,774        7,718        9,491        2,235        3,917
  Extraordinary tax credit.........         --           --          891        2,539           --           --           --
  Cumulative effect of change in
    accounting principle (2).......         --           --           --           --        1,542        1,542           --
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net earnings (loss)..............  $  (2,785)   $  (5,718)   $   4,665    $  10,257    $  11,033    $   3,777    $   3,917
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings (loss) per share (3):
    Earnings (loss) before
      extraordinary tax credit and
      cumulative effect of change
      in accounting principle......  $   (0.31)   $   (0.63)   $    0.41    $    0.84    $    1.02    $    0.24    $    0.42
    Extraordinary tax credit.......         --           --         0.10         0.28           --           --           --
    Cumulative effect of change in
      accounting principle (2).....         --           --           --           --         0.17         0.17           --
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net earnings (loss) per
      share........................  $   (0.31)   $   (0.63)   $    0.51    $    1.12    $    1.19    $    0.41    $    0.42
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Average shares outstanding (3)...  9,099,424    9,106,442    9,113,490    9,184,228    9,299,848    9,289,204    9,325,752
OTHER DATA:
  Capital expenditures, net........  $  28,229    $  17,057    $   8,247    $  19,023    $  23,357    $   4,063    $   8,046
  Depreciation and amortization....     15,892       17,325       16,729       18,023       16,720        4,373        4,553
  Dividends per share (3)..........       0.06         0.03           --           --           --           --           --
BALANCE SHEET DATA:
  Working capital..................  $  21,220    $  28,027    $  33,893    $  43,791    $  39,395    $  45,901    $  36,149
  Total assets.....................    181,850      193,130      181,580      183,219      193,548      189,942      205,519
  Long-term debt...................     48,006       60,857       49,808       50,817       42,970       50,777       39,551
  Total debt.......................     74,281       81,508       70,180       58,248       53,632       59,775       56,211
  Stockholders' investment.........     70,593       68,190       71,049       82,014       93,476       87,764       98,593
  Debt to capital ratio............       51.3%        54.4%        49.7%        41.5%        36.5%        40.5%        36.3%

- ------------------------------
(1)  Operating expenses include a $5,600 provision for restructuring costs.
(2) Effective March 1, 1993, the Company adopted SFAS 109. See Note B of Notes to Consolidated Financial Statements.
(3)  Adjusted to reflect the Reclassification. See "Reclassification."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.

FIRST QUARTER FISCAL 1995 COMPARED TO FIRST QUARTER FISCAL 1994

    First quarter sales of $79.6 million exceeded last year's first quarter sales by 14% and the previous quarterly sales record by 9%. First quarter net earnings of $3.9 million or $.42 per share, also a record, exceeded last year's first quarter comparable earnings, before the effects of an accounting change, of $2.2 million or $.24 per share by 75% and last year's first quarter net earnings of $3.8 million or $.41 per share by 4%. The first quarter of last year included a $1.5 million or $.17 per share increase to net earnings for the cumulative effect of the change to the SFAS 109 method of accounting for income taxes.

    Domestic sales increased 22% over last year's first quarter, paced by sales to the automotive industry. European operations continued the improvement which began late last year with a 5% sales increase over last year's first quarter in dollars and a 10% increase over last year in the applicable local currency.

    Consolidated gross margins increased from 28.9% to 31.3% of sales. Domestic gross margins increased from 32.2% to 34.5% of sales. Foreign gross margins increased from 24.8% to 26.6% of sales. These improvements are the result of increased volume, cost reduction programs and improved production efficiencies. The Company's semiconductor operation went to a continuous seven day work week in the second half of last year. Cost reductions have been successfully implemented, especially in the Company's keyboard product line.

    Consolidated operating expenses increased 14% which is in line with the Company's increase in sales. Domestic and foreign operating expenses increased 20% and 5%, respectively, which is also in line with the applicable sales increases. Any anticipated economies of scale from the increase in sales were partially offset by the need to staff for increasing business.

    Consolidated operating profit, as a result of the above factors, improved from 6.1% to 8.6% of sales. Domestic operating profit improved from 8.0% to 10.7% of sales while foreign operating profit increased from 3.7% to 5.5% of sales.

    Consolidated interest expense decreased $156 thousand or 15% as the result of reduced borrowings and improved financing rates.

    Consolidated other income increased $108 thousand primarily because of higher income from an unconsolidated affiliate.

    The consolidated effective income tax rate increased from 36.5% to 38.5%. A combination of higher state income taxes and increased foreign profitability resulted in the increase to the effective rate.

    In the first quarter of last year, the Company implemented SFAS 109. In accordance with the provisions of SFAS 109, the Company recognized tax assets principally related to the expected benefit of future tax deductions for expenses previously recorded for financial reporting purposes. The resulting $1.5 million benefit ($.17 per share) was recorded in the income statement and is reported as a cumulative effect of a change in accounting principle.

    A normal seasonal slowdown in sales is expected in the second quarter as the result of automotive and appliance model changeovers and summer vacations. The slowdown, however, is expected to be less pronounced than the prior year since the prior year's second quarter was also affected by the height of the European recession.

    Since a significant portion of the Company's sales and manufacturing are overseas, foreign currency translation could have an impact on future sales, earnings, and financial position of the Company as denominated in U.S. dollars. The Company engages in an insignificant amount of hedging contracts with regard to foreign currency transactions and therefore does not have a material derivative exposure.

FISCAL 1994 COMPARED TO FISCAL 1993

    In fiscal 1994, the Company established new sales and earnings records of $275.3 million and $11 million, respectively. Earnings before extraordinary tax credit and the cumulative effect of change in accounting principle were also a new record of $9.5 million. This is the Company's second consecutive year of record sales and earnings.

    Consolidated current year net sales of $275.3 million increased 3.4% from the prior year. Current year domestic sales increased 18% from the prior year, while international sales decreased 11%. The current year domestic sales growth is attributable to a stronger overall domestic market, especially in automotive, and the Company's increased penetration into the domestic automotive market. On the international front, approximately half of the 11% current year sales decrease is attributable to foreign currency translation. The remaining foreign sales decline is attributable to a slow European economy and price pressures in the computer marketplace.

    Fiscal 1994 sales performance from a business segment perspective is mixed. Current year sales of the semiconductor devices segment increased 24% from the prior year, also fueled by the Company's increased penetration into a stronger domestic automotive market. Electromechanical segment current year sales increased 6% from the prior year. A 43% sales increase of electromechanical products to the automotive market in fiscal 1994 was offset by a 14% sales decline of electromechanical products to the non-automotive markets served. This non-automotive market decline is related to international operations: 18% of the sales decline is related to foreign currency translation and 82% of the sales decline is related to a slow European economy. Current year sales of the electronic assemblies and displays segment declined 8% from the prior year. Approximately half of this decline is related to foreign currency translation since the majority of these products are manufactured and sold in Europe. The other half of this segment's decline is related to the slow European economy and the price pressures in the computer market as mentioned in the preceding paragraph.

    From a profit perspective, current year operating profit margins remained virtually unchanged at 6.5% of sales. The current year $1.1 million increase in operating profit is therefore the result of increased sales.

    By examining the components making up operating profit (gross margin and operating expenses), it is apparent that both components as a percent of sales are virtually unchanged from the prior year. This steadiness is evident in both domestic and international operations. On the international front, gross margin and operating expenses as a percent of sales remained virtually unchanged despite slow sales and price pressures. On the domestic front, the gross margin and operating expenses as a percent of sales were maintained despite start-up costs associated with increased production levels, higher engineering demands, and changes in the market and product mix, as the Company moves more into the automotive market.

    Operating profit margins from a business segment perspective were also virtually unchanged. Operating profit margins in the electronic assemblies and displays segment declined to 2.2% versus 2.7% in the prior year. This decline is the result of an 8% current year sales decline and severe price pressures.

    The semiconductor devices segment continues to be the Company's leader in sales growth, operating profit margins and return on investment. In the current year, operating profit margins reached 12.6% of sales, compared to last year's record 12.1% of sales. High factory utilization and productivity improvements are largely responsible for these strong results. The semiconductor devices segment continues to produce at close to capacity and is currently expanding its capacity to meet future demands.

    The 7.2% current year operating profit margins for the electromechanical segment are virtually unchanged from the prior year. The electromechanical segment maintained this profit margin in the face of dramatic changes in the markets this business segment serves as well as in geographic sales. As previously mentioned, this business segment's current year sales to the automotive market increased 43%, while non-automotive market sales declined 14%.

    Other income of $1.3 million in the current year increased $.7 million from the prior year. This increase is primarily attributable to foreign currency transaction gains. The Company has significant activity in different currencies. Although the Company manages the currency risk associated with this activity, some foreign currency transaction gains and losses can be expected.

    Current year interest expense of $3.9 million is down $1.5 million, or 27.8%, from last year. This decrease is attributable to lower domestic and foreign borrowing rates and reduced overall borrowing. Borrowing rates are lower because of the overall environment and the Company's continually improving performance.

    The ordinary effective tax rate for fiscal 1994 is 37.5%, versus 35.3% for fiscal 1993. The change in rate is primarily due to higher domestic state income taxes.

    In the first quarter of fiscal 1994, the Company adopted SFAS 109. In accordance with the provisions of SFAS 109, the Company recognized tax assets principally related to the expected benefit of future tax deductions for expenses previously recorded for financial reporting purposes. The resulting $1.5 million benefit was recorded in the income statement and is reported as a cumulative effect of a change in accounting principle.

    The extraordinary tax credit for fiscal 1994 and 1993 resulted from the utilization of net operating loss carryforwards, primarily from domestic operations, in accordance with the provisions of Accounting Principles Board Opinion No. 11.

FISCAL 1993 COMPARED TO FISCAL 1992

    Consolidated fiscal 1993 net sales increased approximately 16% from fiscal 1992 and set a new record of $266.2 million in net sales for the Company. The sales increase by segment was 25% for the semiconductor devices segment, 16% for the electromechanical devices segment and 14% for the electronic assemblies and displays segment. By geographic areas the Company experienced a 25% increase in domestic sales and a 9% sales increase in international sales. The significant domestic sales increase is primarily attributable to increased sales to the automotive market, although sales to all domestic markets showed improvement over the prior year. The automotive market sales increase is the result of the Company's increased market penetration and greater Company product content per vehicle. The other market sales increases are due to improved markets and the Company's increased market share. Foreign currency translation effects also contributed approximately 60% of the 9% increase in international sales. International sales continue to suffer from the recession in Europe. This is especially true in the appliance and automotive markets. The computer market, however, has shown improvement even in the face of this European recession.

    Consolidated gross margins improved from the prior year by 2%. This increase can be attributed to increased volume, continued cost control and improved manufacturing execution. This margin improvement occurred in the face of price pressure, especially on the computer keyboard front.

    Consolidated operating expenses increased 11% while sales improved 16% from fiscal 1992. The lower percentage increase in operating expenses reflects the Company's economies of scale and continued efforts at more efficient means of administration. This is evidenced by the fact that the administrative expense increase was only 7%, while the engineering expense increase was 14% and the sales expense increase was 13%. With the new business the Company had been awarded in fiscal 1993, increases to sales and engineering were needed to meet customers' expectations and to maintain the Company's momentum of new product introductions. If the effects of changes from currency translation were eliminated, the consolidated operating expense increase would have been 8% from fiscal 1992 instead of 11%.

    As a result of these factors, operating profit increased to 6.3% of sales from the prior year's 2.9%. From a business segment standpoint, operating profit improved in both amount and percent of sales. The semiconductor devices segment achieved an operating profit of 12.1% of sales for fiscal 1993, compared to

8.3% for fiscal 1992. The electronic assemblies and displays segment achieved an operating profit of 2.7% of sales in fiscal 1993 as compared to a loss of 3.4% in fiscal 1992. The electromechanical devices segment achieved an operating profit of 7.4% in fiscal 1993 which approximated the prior year's 7.3%. The significant improvement in the semiconductor devices segment operating profit is attributable to increased volume and improved production efficiencies. The improvement in the electronic assemblies and displays segment profitability is due to increased volume, cost control and improved designs.

    On a geographic basis, operating profit increased both domestically and internationally in amount and as a percent of sales. On the domestic front, the Company achieved an operating profit of $11.7 million or 9% of sales. This represents a 110% increase from fiscal 1992. This increase is primarily attributable to the significant domestic sales increase and continued emphasis on cost control and improved efficiencies.

    The international operating profit in fiscal 1993 was $6.8 million or 5% of sales and represents a 275% increase from the prior year. This improvement was accomplished on only a modest increase in sales and results from the continued emphasis on cost reduction and cost control programs.

    Consolidated other income, net of expense, decreased $1.6 million in fiscal 1993. This decrease resulted from discontinuance of the investment grant tax law in Germany, the decrease in income from customer tooling, and the increase in foreign currency exchange losses.

    Consolidated interest expense decreased 9% in fiscal 1993 as a result of declining international debt and reduced domestic interest rates.

    The ordinary effective income tax rate for fiscal 1993 was 35.3%, versus an ordinary tax benefit of 27.7% in fiscal 1992. In fiscal 1992, the Company recognized a tax benefit when declaring a dividend from its German subsidiary as a result of a reduction in the dividend withholding rates.

    The extraordinary income tax benefit in fiscal 1993 and 1992 was primarily the result of domestic net operating loss carryforward usage. The fiscal 1993 income tax benefit increase is the result of an improvement in domestic profitability.

LIQUIDITY AND CAPITAL RESOURCES

    In fiscal 1994, the Company reduced its debt to capital ratio from 41.5% to 36.5%. This reduction was accomplished by a $3.3 million repayment of consolidated debt and an $11 million increase in stockholders' investment from current year earnings. The debt reduction resulted from improved profitability and working capital management. From a geographic perspective, $1.3 million of the net debt reduction for fiscal 1994 occurred domestically and $2 million occurred internationally.

    In the first quarter of fiscal 1995, the Company modestly improved its financial condition further in spite of significant first quarter capital expenditure increases. The consolidated debt to capital ratio declined to 36.3% from 36.5% at February 28, 1994. First quarter capital expenditures were $8 million versus $4.1 million in the first quarter of last year.

    Domestic operating activities were able to generate sufficient cash to fund the higher capital needs created by the 18% domestic sales increase in fiscal 1994. Despite difficult operating conditions, the Company's foreign facilities also continued to generate sufficient cash from operations to finance their fiscal 1994 capital needs.

    In the first quarter of fiscal 1995, domestic capital expenditures were $6.2 million while foreign capital expenditures were $1.8 million. The higher domestic capital expenditures are consistent with the recent significant domestic growth versus the slowly recovering European economy. Funds were needed domestically for capacity increases and working capital; $5.2 million of the funding came from increased borrowings under the domestic revolver and the balance from operating activities. Foreign operating activities generated sufficient funds to repay $3.8 million of foreign debt and also fund their capital expenditures.

    The Company's capital needs for the immediate future will be for working capital and equipment to support growth, cost reductions and new products. In addition, more facility space is needed domestically. Construction of 21,000 square feet of manufacturing and office space was completed at the Company's

Waukegan, Illinois facility. Construction of 45,000 square feet of manufacturing and office space has begun at the Company's East Greenwich, Rhode Island facility. The Company intends to spend approximately $35 million on capital expenditures in fiscal 1995 and to average a capital expenditure level of 10% of sales over fiscal 1995, 1996 and 1997.

    Domestically, the Company amended its committed revolving credit agreement with its banks in the first quarter of fiscal 1995. The amendments were made to increase borrowing capacity, improve interest rates and reduce collateral. The domestic credit facility was increased from $35 million to $45 million. Upon the completion of the Offering, the domestic credit facility will be reduced to $ million. Interest is at the prime rate or, depending upon the Company's financial performance, LIBOR plus .75% to 1.25%. The Company also implemented four separate interest rate cap agreements that protect the Company from interest rate increases above 5.5% LIBOR on $15 million of floating rate debt through November 1997 and above 6% LIBOR on $10 million of floating rate debt through March 1998. Total domestic borrowings are limited to the amount available under the committed domestic credit facility. With the domestic credit facility and internally generated cash, the Company should have sufficient funds to finance its domestic operations for the next several years. See "Use of Proceeds."

    Internationally, the Company's debt is primarily long-term, asset-based financing at favorable interest rates. In the next few years, significant amounts of this debt will be coming due. The Company will be evaluating the merits of refinancing some of these principal repayments on a long-term basis. At present, the $26 million of short-term, uncommitted foreign bank lines are sufficient, together with internally generated cash, to meet these principal repayments and finance the cash needs of the international operations.

FUTURE ACCOUNTING CHANGES

    Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits," when adopted, is not expected to be material to the Company's results.

                                    BUSINESS

    The Company designs, manufactures and sells over 3,000 types of proprietary and custom electrical and electronic components used by a broad range of original equipment manufacturers ("OEMs") and distributors in the automotive, computer, and consumer and commercial markets. Within each of these three markets, the Company divides its operations into three product segments: electromechanical devices, electronic assemblies and displays, and semiconductor devices. The Company's products are sold globally and are manufactured at the Company's state-of-the-art manufacturing facilities in the United States, Germany and England and in Japan through its joint venture, Hirose Cherry Precision Co. Ltd. In addition, the Company's products are assembled in Hong Kong, the Czech Republic, China, Malaysia, the Philippines, South Korea and Mexico. The Company has increased its revenue from $228.6 million in 1992 to $275.3 million in 1994, representing a 9.7% compound annual growth rate. During this same time period, the Company's operating profit has grown from $6.6 million to $17.8 million, which represents a 63.4% compound annual growth rate and an improvement in its operating profit margins from 2.9% to 6.5%.

MARKETS

    The Company sells its products to three markets: automotive, computer, and consumer and commercial. The following table sets forth the Company's sales and operating profit (loss) by market for each of the last three years:

                                                                         1992        1993        1994
                                                                       ---------  ----------  ----------
                                                                            (DOLLARS IN THOUSANDS)
Automotive Market
  Sales..............................................................  $  65,468  $   86,866  $  104,018
  Operating Profit...................................................      4,698       7,870      10,633
Computer Market
  Sales..............................................................     99,351     110,455      99,346
  Operating Profit (Loss)............................................       (789)      5,807       4,541
Consumer and Commercial Market
  Sales..............................................................     63,812      68,910      71,905
  Operating Profit...................................................      2,739       3,004       2,586

PRODUCTS SOLD TO MARKETS

    Within each of its three markets, the Company divides its operations into three product segments: electromechanical devices, electronic assemblies and displays, and semiconductor devices. The Company's electromechanical devices segment manufactures a variety of snap-action, selector and automobile special use switches for use by OEMs. Cherry's electronic assemblies and displays segment produces keyboards, keyboard switches, gas discharge displays and systems, and electronic controls. The Company's semiconductor devices segment manufactures integrated circuits. The following table sets forth some of the applications that use Cherry products.

                                                                MARKETS SERVED
                             -------------------------------------------------------------------------------------
                                                                                              CONSUMER AND
     PRODUCT SEGMENTS             AUTOMOTIVE MARKET             COMPUTER MARKET             COMMERCIAL MARKET
- ---------------------------  ---------------------------  ---------------------------  ---------------------------
Electromechanical Devices    Central door locks           Computer peripheral devices  Appliances (washing
                             Power windows and mirrors      (printers)                   machines, dishwashers)
                                                                                       Office equipment
                                                                                         (photocopiers, printers)
                                                                                       Control and measurement
                                                                                         devices
Electronic Assemblies and    Sunroof, convertible top     Personal computers           Office equipment (mailing
  Displays                     and memory seat            Terminals                      machines)
                               controllers                Specialty applications       Amusement products (pinball
                                                                                         games)
Semiconductor Devices        Engine and ignition          Hard disk drives             Power conversion
                               controls                   Tape backup                    applications (cellular
                             Instrumentation              Power conversion               telephones)
                             ABS systems                    applications

    AUTOMOTIVE MARKET. The Company is a leader in the development of switch assemblies and semiconductors for the automotive industry. In addition, the Company supplies a variety of electronic control modules to this market. Cherry's switch assemblies are used principally in power windows, door locks and mirrors. The Company's semiconductor devices are integrated circuits used principally in engine and ignition controls, instrumentation and ABS systems. Its electronic control modules are used as controls for sunroofs, convertible tops and memory seats. The Company supplies its switch assemblies, semiconductors and electronic control modules to virtually all of the leading automobile manufacturers in North America and Western Europe, including Ford, General Motors, Volkswagen, Chrysler, BMW, Toyota and Nissan. From 1992 to 1994, Cherry has increased its sales to the automotive market from $65.5 million to $104.0 million, representing a 26.0% compound annual growth rate. Sales to the automotive market represented 37.8% of the Company's total sales in 1994.

    Demand for Cherry products has continued to grow as automakers increase electronic content and their use of power options in automobiles. Cherry believes that it is well positioned to increase its market share in the growing electronic and option market due to its strong relationships with its automotive customers. From 1992 to 1994, the Company's automotive sales per vehicle produced in North America and Western Europe have increased 54%, from $2.63 to $4.04. The numerous awards that the Company has received in the last several years from its automotive customers reflect their satisfaction with Cherry's quality, delivery and service. The Company believes that it will be able to capitalize on its relationships with its customers to capture a portion of their growing product requirements.

    In addition to expanding its domestic market share through its customer relationships with OEMs, the Company has expanded its presence in the automotive markets in Europe and Japan. In an effort to improve its market share with Japanese automakers, Cherry works closely with Japanese facilities in the United States and Europe and has established its own sales and engineering office in Japan.

    Cherry's electromechanical devices segment, which accounted for 54% of the Company's 1994 automotive sales, manufactures a variety of special use switches for the automotive market. Cherry switches are used in a variety of applications for the automobile, including power window, central door lock and mirror controls. Domestically, the majority of the Company's switches are incorporated into armrest assemblies that are designed to meet customer specifications using a proprietary switch as the base module.

    The Company's semiconductor devices segment, which accounted for 36% of the Company's 1994 automotive sales, has expanded its market presence as automobile designs increasingly employ electronic monitoring and control applications throughout the vehicle. Cherry's semiconductors are used in advanced car applications, such as engine controls, ignition systems, instrumentation and ABS systems. The Company believes that automotive features under development by OEMs such as traction control, active suspension control, electronic traffic control and mapping, and the multiplexing of functions in the vehicle, are examples of potential applications for Cherry's semiconductor products.

    The Company's electronic assemblies and displays segment, which accounted for 10% of the Company's 1994 automotive sales, produces electronic control modules that are used as power sunroof, power memory seat and convertible top controls. Sales of Cherry's electronic control modules have increased as automobile customers require a greater number of electrical products that have multiple applications and yet are the same size and price as standard single application modules. Due to its focus on developing products that integrate electronic control modules with semiconductor and switch products, Cherry believes that it is well positioned to further capitalize on this growing demand for multiple application electrical products.

    COMPUTER MARKET. The Company is the leading non-captive producer of standard, specialty and custom keyboards in Western Europe and sold over two million keyboard units worldwide in 1994. The Company also manufacturers semiconductors and switches for this market. Cherry's keyboards are used with personal computers, data entry terminals and word processors and in point-of-sale retail, airline and hotel applications. Since 1992, the Company has successfully maintained its sales of standard keyboards while increasing its emphasis on developing proprietary specialty keyboards incorporating bar code, magnetic card and smart card readers which generally have higher gross profit margins. The Company's semiconductors consist of integrated circuits used in hard disk drives, tape back-up systems and power supplies. In addition, its switches are used to link peripherals, such as disk drives and printers, within computer networks. The Company's sales to the computer market were approximately $99.3 million in 1992 and 1994. Sales to the computer market represented 36.1% of the Company's sales in 1994.

    The Company's electronic assemblies and displays segment, which accounted for 83% of the Company's 1994 sales to the computer market, produces standard, specialty and custom keyboards and key switches. The Company sells standard keyboards but also designs and produces custom keyboards to OEM customer specifications. Cherry also manufactures and sells keyboard switches and keycaps separately to customers who assemble them for use in their end products. In recent years, Cherry has expanded its line of proprietary specialty keyboards to better serve markets that require integrated magnetic card readers, bar code readers or smart card readers. Although Cherry's keyboard unit sales increased 10% in 1994 from the previous year, the Company's total 1994 sales to the computer market declined 10% in that same time period due to a shift towards lower-priced keyboards and a reduction in average keyboard selling prices. The Company has responded to these trends by introducing new products to the market and by reducing manufacturing costs to offset price reductions.

    Semiconductor devices accounted for approximately 12% of Cherry's sales to the computer market in 1994. Cherry semiconductors are currently used in hard disk drives, tape backup storage systems and power supplies.

    Electromechanical devices accounted for approximately 5% of Cherry's sales to the computer market in 1994. Sales of Cherry's computer-related switches have risen as customers have increasingly linked computer networks to peripherals such as tape and disk drives and printers.

    CONSUMER AND COMMERCIAL MARKET. The Company is a leading producer of snap-action switches for the consumer and commercial market with an approximately 15% market share in North America and Western Europe. Cherry also sells its electronic assemblies and semiconductors to this market. Switches are used in office equipment, such as photocopiers and mailing machines, and in home appliances, such as washing machines and dishwashers. Electronic assemblies are used with digital displays to produce operator panels for business machines and for amusement products, including pinball games. Semiconductor devices are integrated circuits used in power conversion applications for a variety of products, including cellular telephones. From 1992 to 1994, the Company increased its sales to the consumer and commercial market from $63.8 million to $71.9 million, representing a 6.2% compound annual growth rate. Sales to the consumer and commercial market represented 26.1% of the Company's total sales in 1994.

    The Company believes that the consumer and commercial market is the most stable market served by Cherry. Cherry's sales to this market have shown gradual growth with minor cyclical fluctuations.

    Cherry's electromechanical devices segment, which accounted for 80% of the Company's 1994 sales to the consumer and commercial market, manufactures a variety of snap-action and selector switches. Cherry generally customizes its standard snap-action switches for its customers for use in appliances, office and business equipment, vending machines and industrial controls. Common applications for Cherry snap-action switches include the sensing of the out-of-paper condition of a photocopier and the interruption of the spin cycle of a washing machine. Selector switches are found in various commercial and industrial control applications and are used to set and control conditions affecting equipment such as temperature, position and pressure. Cherry has established its leadership in switches domestically and in Western Europe with its advanced engineering and customization capabilities. In addition, Cherry believes that growth opportunities exist in the international switch market in areas such as Eastern Europe, India, China, Australia, Mexico and Central and South America due to increased demand for electrical appliances and equipment in these geographic areas.

    The Company's electronic assemblies and displays segment accounted for 11% of the Company's 1994 sales to the consumer and commercial market. Products manufactured by this segment are used as readouts and/or controls for business machines, pinball machines, fitness equipment and industrial instrumentation. Cherry believes that demand for its electronic assemblies and displays will grow as consumer and commercial product manufacturers require increasingly
sophisticated  control  applications  that   they  cannot  develop  or   produce
themselves.

    Products manufactured by the Company's semiconductor devices segment accounted for 9% of the Company's 1994 sales to the consumer and commercial market. Due to the Company's experience with power conversion technology, Cherry has recently begun manufacturing semiconductor devices for use in cellular telephones.

    PERCENTAGE OF PRODUCT SEGMENT SALES BY MARKET. The following table sets forth the Company's percentage of market sales from each product segment for each of the last three years:

                                                                 MARKETS SERVED
                                          ------------------------------------------------------------
                                                                                         CONSUMER
                                              AUTOMOTIVE            COMPUTER          AND COMMERCIAL
                                          ------------------   ------------------   ------------------
            PRODUCT SEGMENTS              1992   1993   1994   1992   1993   1994   1992   1993   1994
- ----------------------------------------  ----   ----   ----   ----   ----   ----   ----   ----   ----
Electromechanical Devices...............   59%    58%    54%     5%     5%     5%    81%    80%    80%
Electronic Assemblies and Displays......    5%     7%    10%    87%    86%    83%    11%    13%    11%
Semiconductor Devices...................   36%    35%    36%     8%     9%    12%     8%     7%     9%
                                          ----   ----   ----   ----   ----   ----   ----   ----   ----
  Total.................................  100%   100%   100%   100%   100%   100%   100%   100%   100%
                                          ----   ----   ----   ----   ----   ----   ----   ----   ----
                                          ----   ----   ----   ----   ----   ----   ----   ----   ----

STRATEGY

    The Company believes that its success in increasing sales and profitability has resulted from its multifaceted business strategy which includes the following key elements:

    NEW PRODUCT DEVELOPMENT. Cherry's new product development program is focused on capitalizing on the Company's leading presence and long-standing reputation in the automotive, computer, and consumer and commercial markets. The Company believes that its new product development program has significantly enhanced sales and profitability and has been successful primarily because of the Company's ability to: (i) apply its state-of-the-art design and manufacturing capabilities to produce new products at a low cost, (ii) customize its existing products to meet the specialized requirements of its customers, and
(iii) combine its expertise in designing and manufacturing electromechanical devices, semiconductors, and electronic assemblies and displays to develop new products which incorporate elements from all three of these product categories.

    LOW COST PRODUCTION FACILITIES. The Company strives to operate its manufacturing and assembly facilities as efficiently as possible by: (i) continuing to invest in its capital expenditure program to maintain and improve its facilities, (ii) custom designing and building proprietary automated assembly equipment, (iii) developing new and more efficient production technologies, and (iv) where appropriate, utilizing production facilities in low cost labor countries. As part of its efforts, the Company has invested $52.3 million in capital expenditures during the last three years, the majority of which was used to improve manufacturing operations. As a result, the Company has improved its gross margins from 26.5% to 29.1% from 1992 to 1994 even though it maintained or decreased the average selling prices of a majority of its products during this same time period.

    DEDICATION TO CUSTOMER SERVICE. The Company benefits from a strong reputation for providing quality products and responsive service to its customers. The Company works closely with customers to customize its products to meet their changing product requirements. In recognition of its quality products and value-added service, Cherry has received numerous awards from its customers in the United States and Western Europe. For the last two years, the Company was named Supplier of the Year by General Motors for its switch products.

    EXPANSION INTO NEW GEOGRAPHIC MARKETS. The Company believes that its continued geographic expansion will add to its revenue and earnings growth. The Company's strategy is to capitalize on increasing demand for end use products, such as home appliances, computers, automobiles and office equipment, that require switches, electronic assemblies and semiconductors in markets outside the United States and Western Europe. As part of this expansion, since 1992, the Company has opened new manufacturing and sales operations in Australia and the Czech Republic and in Japan and India through its joint ventures.

FOREIGN OPERATIONS AND SALES

    The Company's international operations and sales are an important part of the Company's business and its future growth. The Company's sales to customers outside the United States represented approximately 43% of the total net sales and approximately 26% of the earnings of the Company in 1994.

    Sales to the computer market, primarily sales of keyboards and keyboard switches, represented approximately 62% of the Company's sales to international customers in 1994. Sales to the automotive market and the consumer and commercial market represented approximately 15% and 23%, respectively, of the Company's sales outside of the United States in 1994. Cherry believes it can increase its international sales by increasing its presence in the automotive and consumer and commercial markets of Eastern Europe, Japan, India and Australia.

    The Company currently has sales or manufacturing operations in nine countries and manufactures through contract assembly agreements in five other countries. Cherry's international operations are conducted primarily through wholly owned subsidiaries in Western Europe and through sales offices in Hong Kong, Japan and Australia. The Company recently has established a manufacturing facility in the Czech Republic and has entered into a sales and manufacturing joint venture in India. The Company has also increased its sales effort in Mexico, Eastern Europe and Central and South America.

COMPETITION

    The Company does business in highly competitive markets. The Company believes that it is the second or third largest manufacturer of snap-action switches and automotive special use switches in North America. In addition, the Company believes it has a significant market position in the other two markets it serves. Competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of the Company's markets have substantially greater manufacturing, sales, research and financial resources than the Company. The Company believes that the principal competitive factors in its markets are price, product quality and reliability, and the ability to meet customer delivery requirements and to custom design products to customer specifications.

CUSTOMERS AND DISTRIBUTION

    Virtually all of the Company's sales are made to OEMs and independent distributors. No single customer accounted for more than 10% of the Company's net sales for 1994. In 1994, the Company's five largest customers accounted for approximately 30% of 1994 sales.

    The Company's semiconductor devices segment has two major customers which collectively accounted for 33% of the segment's total sales in 1994. The four major customers of the Company's electromechanical devices segment accounted for 30% of the segment's sales in 1994. The Company's electronic assemblies and displays segment had three major customers which together accounted for 27% of the segment's sales in 1994.

    The Company's domestic sales are handled through independent sales representatives and distributors or by the Company's sales representatives. All domestic sales are supported by Company customer service personnel. The independent sales representatives also sell products for other companies, although generally not products which compete with Cherry products.

    Throughout Europe and the Far East, the Company's products are sold by sales representatives and through independent distributors. The Company's German subsidiary supervises sales to the European market. In Japan, sales are directed by the Company's joint venture, Hirose Cherry Precision Co., Ltd., and occur through distributors. In India, sales will be directed by Cherry's new joint venture, TVS Cherry Pvt. Ltd. The Company's products are sold throughout the Far East (excluding Japan) by Cherasia Limited, which is located in Hong Kong. In Australia, Cherry products are sold through Cherry Australia Pty. Ltd. The Company's automotive sales and engineering center in Japan coordinates selling activities to Japanese automotive manufacturers.

    Current backlog figures of the Company are considered to be firm; however, the Company does not manufacture pursuant to long-term contracts, and therefore purchase orders are generally cancellable, subject to payment by the customer for charges incurred up to the date of cancellation. Total backlog at the end of 1994 was $81.7 million as compared to $71.1 million at the end of 1993. These backlog amounts should not be considered indicative of sales for the periods indicated.

PATENTS

    The Company has numerous United States and foreign patents and patent applications. As the Company develops products, it normally seeks patent protection. Although patents are important to the Company, the Company is not dependent on any single patent or group of related patents. The Company also owns various trademarks, trade names and proprietary information, some of which are considered material assets.

PRODUCT DEVELOPMENT

    During 1994, the Company spent approximately $10.4 million on product development. The Company spent approximately $9.1 million and $8.1 million on product development in 1993 and 1992, respectively. The percentage of development expenses reimbursed by customers was not significant in any of the periods discussed.

EMPLOYEES

    As of February 28, 1994, the Company employed approximately 3,300 persons. The Company is not a party to any collective bargaining agreements and the Company considers its employee relations to be good.

ENVIRONMENTAL PROTECTION

    The Company believes that its manufacturing operations and properties are in material compliance with existing federal, state and local provisions enacted or adopted to regulate the discharge of materials into the environment, or otherwise protect the environment. Such compliance has been achieved without material effect on Cherry's earnings or competitive position.

RAW MATERIALS AND ENERGY

    In general, raw materials used by the Company are available from several sources. The Company has not experienced significant shortages of raw materials and, to date, sales have not been adversely affected by either materials or energy shortages.

FACILITIES

    The following table sets forth a summary of the principal land and buildings owned or leased by the Company and the location and square footage of building area.

                                                                 BUILDING
                                                                   SITE
                          LOCATION                             SQUARE FEET             LEASED OR OWNED
- -------------------------------------------------------------  ------------  ------------------------------------
Waukegan, Illinois                                                  345,000  Owned
East Greenwich, Rhode Island                                        101,000  Owned
El Paso, Texas                                                       62,000  Capital lease, (payable through
                                                                             December 1995)
Bayreuth, Federal Republic of Germany                                18,000  Owned
                                                                     13,000  Leased (expires December 1997)
Auerbach, Federal Republic of Germany                               352,000  Owned
                                                                      5,000  Leased (expires December 2000)
Ostrov, Czech Republic                                               20,000  Leased (expires December 1995)
Paris, France                                                        13,600  Leased (expires February 1996)
Harpenden, England                                                   28,000  Owned
North Point, Hong Kong                                                5,000  Leased (expires April 1996)

    The Company's properties in Illinois, Germany, England and Rhode Island are used for a combination of administration, production and warehousing activities. Cherry's properties in France and Hong Kong are used for sales and warehousing activities. The Company's property in the Czech Republic is used for assembly operations. The Company is currently expanding its East Greenwich, Rhode Island facility. The Company's property in El Paso, Texas is an idle building that the Company is seeking to sell or lease.

                                   MANAGEMENT

    The directors and executive officers of Cherry, their ages and positions with the Company are as follows:

                       NAME                         AGE         POSITION WITH THE COMPANY
- --------------------------------------------------  ---  ----------------------------------------
Peter B. Cherry...................................  47   Chairman of the Board and President
                                                         (chief executive officer) of Cherry
Walter L. Cherry..................................  77   Director and a Development Engineer of
                                                           Cherry
Alfred S. Budnick.................................  56   Vice President and Director of Cherry
                                                         and President of Cherry Semiconductor
                                                           Corporation
Grant T. Hollett, Jr..............................  51   Vice President of Cherry and President
                                                         of Cherry Electrical Products Division
Klaus D. Lauterbach...............................  51   Vice President of Cherry and General
                                                         Manager of Cherry Mikroschalter GmbH
Dan A. King.......................................  44   Treasurer, Secretary and Corporate
                                                         Controller of Cherry
Thomas L. Martin (1)(2)...........................  72   Director
Robert B. McDermott (1)(2)........................  66   Director
Peter A. Guglielmi (1)(2).........................  51   Director
Charles W. Denny (1)..............................  57   Director

- ------------------------
(1)  Member of Compensation Committee.
(2)  Member of Audit Committee.

    Walter L. Cherry and Peter B. Cherry are father and son. There are no other family relationships among the directors and executive officers.

    Peter B. Cherry has served as Chairman of the Board of Cherry since 1992, as President of Cherry since 1982 and as chief executive officer of Cherry since 1986. Prior to 1986, Mr. Peter Cherry held the position of chief operating officer of Cherry. Mr. Peter Cherry has been a director of Cherry since 1977.

    Walter L. Cherry founded Cherry in 1953. Mr. Walter Cherry served as Chairman of the Board of Directors and as Chief Executive Officer of Cherry from its incorporation until 1992 and 1986, respectively. Mr. Walter Cherry currently serves as a development engineer and as a director of Cherry.

    Alfred S. Budnick has served as Vice President of Cherry and as President of Cherry Semiconductor Corporation since 1977. Mr. Budnick has been a director of Cherry since 1977.

    Grant T. Hollett, Jr. has served as Vice President of Cherry since 1992 and as President of Cherry Electrical Products Division since 1990. Prior to 1990, Mr. Hollett served as Executive Vice President of Cherry Electrical Products Division.

    Klaus D. Lauterbach has served as Vice President of Cherry since 1992 and as General Manager of Cherry Mikroschalter GmbH since 1990. Prior to 1990, Mr. Lauterbach served as Deputy General Manager and Director of Sales and Marketing of Cherry Mikroschalter GmbH.

    Dan A. King has served as Treasurer and Corporate Controller of Cherry since 1990 and as Secretary of Cherry since 1993. Prior to 1990, Mr. King served as Corporate Controller of Cherry.

    Thomas L. Martin holds the position of President Emeritus of the Illinois Institute of Technology. Mr. Martin was a director of Kemper Family of Funds until December 1993. Mr. Martin has been a director of Cherry since 1979.

    Robert B. McDermott is a director of Maynard Oil Company and of counsel at the law firm McDermott, Will & Emery. Mr. McDermott has been a director of Cherry since 1982.

    Peter A. Guglielmi has served as a director of Tellabs, Inc. and as President of Tellabs International, Inc., a voice and data communications equipment manufacturer, since 1993. Mr. Guglielmi has served as Chief Financial Officer of Tellabs, Inc. since 1988. Mr. Guglielmi has been a director of Cherry since 1993.

    Charles W. Denny has served as President and Chief Executive Officer of Schneider North America and as President and Chief Operating Officer of Square D Company, an electrical distribution and industrial control products manufacturer, since 1992. Prior to 1992, Mr Denny served as Executive Vice President of Square D Company. Mr. Denny serves as a director of Woodhead Industries, Inc. Mr. Denny has been a director of Cherry since 1993.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of May 31, 1994 as adjusted to reflect the Reclassification and the completion of the Offering, with respect to (i) the beneficial owners of five percent or more of each class of Common Stock and (ii) the beneficial holdings of each class of Common Stock held by all executive officers and directors as a group:

                                                                  PRIOR TO THE OFFERING    AFTER THE OFFERING
                                                                  ---------------------   ---------------------
                                                                   NUMBER OF               NUMBER OF
                                                      TITLE OF       SHARES     PERCENT      SHARES     PERCENT
                                                      CLASS OF    BENEFICIALLY    OF      BENEFICIALLY    OF
      NAME AND ADDRESS OF BENEFICIAL OWNERS         COMMON STOCK     OWNED       CLASS       OWNED       CLASS
- --------------------------------------------------  ------------  ------------  -------   ------------  -------
Walter L. Cherry and
  Virginia B. (Mrs. Walter L.) Cherry (1)(2)(4)...      Class A      1,626,915      34.9%    1,626,915      22.7%
                                                        Class B      1,626,915      34.9%    1,626,915      34.9%

Peter B. Cherry (2)(3)(4).........................      Class A      1,398,702      30.0%    1,398,702      19.5%
                                                        Class B      1,398,702      30.0%    1,398,702      30.0%

FMR Corp.
  82 Devonshire Street, Boston, MA 02109..........      Class A        639,600      13.7%      639,600       8.9%
                                                        Class B        639,600      13.7%      639,600      13.7%

All Executive Officers and Directors as a
  Group (10 persons) (4)..........................      Class A      2,834,750      60.5%    2,834,750      39.6%
                                                        Class B      2,834,750      60.5%    2,834,750      60.5%

- ------------------------
(1) Mr. and Mrs. Cherry disclaim ownership of the shares held in each other's name.

(2) The table includes 255,727 shares of each class of Common Stock held by the Catherine C. Moore Trust for the benefit of Catherine C. Moore, of which
     Virginia B. Cherry and Peter B. Cherry (her son) are trustees with the power to vote the Common Stock and to make dispositions. Virginia and Peter Cherry disclaim beneficial ownership.

(3) The table includes 47,911 shares of each class of Common Stock held by Mr. Cherry's wife as trustee for their children, as to which shares Mr. Cherry disclaims beneficial ownership. The table includes 22,500 shares of each class of Common Stock held by Act & Co., the nominee of Harris Trust and Savings Bank, in an irrevocable trust for the benefit of the children of Mr. and Mrs. Walter L. Cherry. The children have the power to vote and dispose of such stock. The table also includes 712,000 shares of each class of Common Stock held by trusts for the benefit of Walter L. Cherry and Virginia B. Cherry, of which Peter B. Cherry (their son) is trustee with the power to vote the Common Stock and to make dispositions.

(4) The total number of shares of each class of Common Stock of the Company for officers and directors includes shares held under options exercisable within 60 days as follows: Walter L. Cherry, 2,000; Peter B. Cherry, 2,000; Alfred S. Budnick, 8,666; Grant T. Hollett, Jr., 4,334; Dan A. King, 3,001 and Klaus D. Lauterbach, 1,317.

    As of May 31, 1994, members of the Cherry Family owned approximately 2.8 million shares of each class of Common Stock as adjusted to give effect to the Reclassification, or approximately 60% of the Common Stock outstanding prior to the Offering. Upon completion of the Offering, the Cherry Family will still have sole or shared voting power with respect to approximately 60% of the Class B Common Stock, and consequently will continue to effectively control the election of the Company's Board of Directors and any other vote of the holders of the Class B Common Stock that does not require supermajority approval. Members of the Cherry Family will be able to sell shares of Class A Common Stock in the future without adversely affecting their voting percentage. See "Investment Considerations" and "Description of Capital Stock." The term "Cherry Family" as used in this Prospectus shall mean Walter L. Cherry, Virginia B. Cherry and Peter B. Cherry and related trusts.

    The Company and its directors, certain officers, and the Cherry Family have agreed, subject to certain exceptions, that for a period of 180 days from the date of this Prospectus, they will not offer, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of shares of any equity security of the Company or securities convertible into or evidencing the right to acquire such equity security, without the prior written consent of the Representatives (as defined below) of the Underwriters (as defined below). See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

    The following summary description is subject to the detailed provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-laws and does not purport to be complete and is qualified in its entirety by reference thereto.

    The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock, par value $1.00 per share, and 10,000,000 shares of Class B Common Stock, par value $1.00 per share. See "Capitalization" for information on the number of shares of Common Stock outstanding prior to and after the completion of the Offering.

VOTING

    Each share of Class B Common Stock entitles the holder to one vote per share on all matters, and holders of Class B Common Stock are entitled to vote for the election of all directors and on all other matters submitted to the stockholders of the Company (subject to the Class A Protection provision described below). The Company's Restated Certificate of Incorporation does not permit cumulative voting. The Class A Common Stock has no voting rights, except as required by the Restated Certificate of Incorporation and the Delaware General Corporation Law.

    Under the Company's Restated Certificate of Incorporation and the Delaware General Corporation Law, only the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock entitled to vote is required to amend the Restated Certificate of Incorporation (except as described in the following paragraph) or to authorize additional shares of either Class A Common Stock or Class B Common Stock; and the affirmative vote of the holders of two-thirds of the Class B Common Stock is required to approve any merger or consolidation of the Company with or into any other corporation or a sale of substantially all its assets or to approve the dissolution of the Company. The holders of Class B Common Stock elect the entire Board of Directors. In addition, as permitted under the Delaware General Corporation Law, the Restated Certificate of Incorporation provides that the number of authorized shares of the Common Stock of either class may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the Class B Common Stock.

    Under the Restated Certificate of Incorporation and the Delaware General Corporation Law, holders of Class A Common Stock are entitled to vote as a class on proposals to change the par value of the Class A Common Stock or to alter or change the powers, preferences or special rights of the shares of Class A Common Stock, including the Class A Protection provision described below, so as to affect the holders adversely.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The holders of Common Stock are entitled to receive dividends when, if and as declared by the Board of Directors of the Company out of funds legally available therefor. Each share of Class A Common Stock and Class B Common Stock is equal with respect to dividends and other distributions in cash, stock or property (including distributions in connection with any reclassification and upon liquidation, dissolution or winding up of the Company), except that (i) a dividend or distribution in cash or property on a share of Class A Common Stock may be greater than any dividend or distribution in cash or property on a share of Class B Common Stock, and (ii) dividends or other distributions payable on the Common Stock in shares of capital stock shall be made to all holders of Common Stock and may be made (a) in shares of Class A Common Stock to the holders of Class B Common Stock and to the holders of Class A Common Stock, (b) in shares of Class B Common Stock to the holders of Class B Common Stock and in shares of Class A Common Stock to the holders of Class A Common Stock, or (c) in any other authorized class or series of capital stock to the holders of both classes of Common Stock. In no event may either Class A Common Stock or Class B Common Stock be split, subdivided or combined unless the other is proportionately split, subdivided or combined. Although the Board of Directors has the authority to pay dividends and make distributions on the Class A Common Stock in amounts greater than on the Class B Common Stock, the Board presently intends that if any dividends are paid, both classes will be paid on an equal per share basis.

MERGERS AND CONSOLIDATIONS

    Each holder of Class A Common Stock is entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class B Common Stock in a merger or consolidation of the Company.

CLASS A PROTECTION

    The Class A Protection provision prevents a person who has exceeded the specified ownership threshold from gaining control of the Company by acquiring additional shares of Class B Common Stock without buying shares of Class A Common Stock. Anyone who acquires more than 10% of the outstanding shares of Class B Common Stock after July 12, 1994 ("Effective Date") will not be allowed to vote those shares of Class B Common Stock acquired in excess of the 10% level unless such person purchases, at an Equitable Price (as defined below), a percentage of the outstanding shares of Class A Common Stock which is at least equal to the percentage of the shares of outstanding Class B Common Stock that the person acquired above the 10% threshold. For example, if a person acquires 15% of the outstanding shares of Class B Common Stock after the Effective Date but acquires no shares of Class A Common Stock, then that person would be unable to vote the 5% of the outstanding shares of Class B Common Stock acquired because such shares are in excess of the 10% threshold. The inability of the person to vote the excess shares of Class B Common Stock will continue until such time as a sufficient number of shares of Class A Common Stock have been acquired by the person at an Equitable Price so that the requirements of the Class A Protection provision have been satisfied.

    An Equitable Price ("Equitable Price") shall be deemed to be paid for the shares of Class A Common Stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any shares of Class B Common Stock acquired within the 60-day periods preceding and following the acquisition of the shares of Class A Common Stock or (ii) the highest closing market sale price of a share of Class B Common Stock during the 30-day period preceding the acquisition of the shares of Class A Common Stock. The value of any non-cash consideration will be determined by the Board of Directors of the Company acting in good faith. The highest closing market sale price of a share of Class B Common Stock will be the highest closing sale price quoted on the Nasdaq National Market or such securities exchange then constituting the principal trading market for either class of the Common Stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value of a share of Class B Common Stock during the 30-day period as determined by the Board of Directors of the Company acting in good faith.

    Under the Class A Protection provision, an acquisition of shares of Class B Common Stock is deemed to include any shares that a person acquires for valuable consideration, directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other person" will not include actions taken or agreed to be taken by persons acting in their official capacities as directors or officers of the Company or actions by persons merely because they are related by blood or marriage. Also, an acquisition of shares of Class B Common Stock will not be deemed to include acquisitions by bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including a gift that is made in good faith and not for purposes of circumventing the Class A Protection provision.

    The Class A Protection provision does not apply to any increase in a holder's percentage ownership of Class B Common Stock resulting solely from a change in the total number of shares of Class B Common Stock outstanding as the result of a repurchase of shares of Class B Common Stock by the Company since the last date on which that holder acquired shares of Class B Common Stock. Furthermore, the provision does not prevent the voting of shares of Class B Common Stock which could otherwise be voted merely because the owner disposes of Class A Common Stock. The Class A Protection provision also provides that to the extent that the voting power of any Class B Common Stock cannot be exercised pursuant to the Class A Protection provision, that Class B Common Stock will not be included in the determination of the voting power of the Company for any purposes under the Restated Certificate of Incorporation or under the Delaware General Corporation Law.

LIMITED CONVERTIBILITY

    Except as described below, neither the Class A Common Stock nor the Class B Common Stock is convertible into another class of Common Stock or any other security of the Company. The Class A Common Stock may be converted into Class B Common Stock on a share-for-share basis by a resolution of the Board of Directors if, as a result of the existence of the Class A Common Stock, either class of Common Stock is excluded from quotation on the Nasdaq National Market (or any national securities exchange on which the Common Stock is then listed).

    In addition, if at any time the number of outstanding shares of Class B Common Stock, as reflected on the stock transfer books of the Company, falls below 10% of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock, then, all the outstanding shares of Class A Common Stock shall be automatically converted into shares of Class B Common Stock, on a share-for-share basis immediately upon the occurrence of such event. For purposes of the immediately preceding sentence, any shares of Class A Common Stock or Class B Common Stock repurchased by the Company shall no longer be deemed "outstanding" from and after the date of repurchase.

PREEMPTIVE RIGHTS

    The Common Stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

TRANSFERABILITY; TRADING MARKET

    Both classes of Common Stock are freely transferable and are quoted on the Nasdaq National Market.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and the registrar of the Company's Common Stock is Harris Trust and Savings Bank.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Cleary Gull Reiland & McDevitt Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,500,000 shares of Class A Common Stock. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
- ---------------------------------------------------------------------------------  ----------
Donaldson, Lufkin & Jenrette Securities Corporation..............................
Cleary Gull Reiland & McDevitt Inc...............................................

                                                                                   ----------
        Total....................................................................   2,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the Underwriters' obligations are subject to certain conditions and that the Underwriters must purchase all of the Class A Common Stock (other than the shares covered by the over-allotment option described below) if any are purchased.

    The Representatives have advised the Company that the Underwriters propose to offer the Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share of Class A Common Stock. The Underwriters may allow, and such dealers may reallow, a discount of, not in excess of $ per share, on sales to other dealers. After the Offering, the Price to the Public, concessions and discounts to dealers may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable at any time within 30 days after the date of this Prospectus, to purchase from the Company up to 375,000 additional shares of Class A Common Stock at the public offering price less Underwriting Discounts and Commissions. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Class A Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment.

    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the Underwriters may be requested to make in respect of those liabilities where indemnification is unavailable.

    The Company and its directors, certain officers, and the Cherry Family have agreed that for a period of 180 days from the date of this Prospectus, they will not offer, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of shares of any equity security of the Company or securities convertible into or evidencing the right to acquire such equity security, without the prior written consent of the Representatives, except for the granting of stock options and the issuance of shares pursuant to employee stock option and stock purchase plans and bona fide gifts of shares by directors, officers or members of the Cherry Family to family members or to charities.

    The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CHERA."

                                 LEGAL MATTERS

    The validity of the issuance of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters related to this Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois. Robert B. McDermott, a director of the Company and of counsel at McDermott, Will & Emery, owns 17,000 shares of Class A Common Stock and 17,000 shares of Class B Common Stock.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company, included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen & Co., independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the method of accounting for income taxes effective March 1, 1993 as discussed in Note B to the Notes to Consolidated Financial Statements.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto), pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the shares being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission under the Exchange Act. The Registration Statement, as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company's Common Stock is quoted on the Nasdaq National Market. The Company's periodic reports and proxy statements filed under the Exchange Act as well as other information concerning the Company can be inspected at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE


    The following documents filed by the Company with the Commission (File No. 0-8955) are incorporated in this Prospectus by reference and hereby made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994, as amended by Form 10-K/A-1 thereto dated June 15, 1994, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1994, and (iii) the Company's Current Reports on Form 8-K dated May 18, 1994, July 6, 1994 and July 13, 1994.


    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests should be directed to The Cherry Corporation, Attention: Dan A. King, Treasurer, Secretary and Corporate Controller, 3600 Sunset Avenue, Waukegan, Illinois 60087 (telephone: (708) 662-9200).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
Report of Independent Public Accountants...................................................................        F-2
Consolidated Statements of Earnings for the years ended the last day of February 1992, 1993 and 1994.......        F-3
Consolidated Balance Sheets as of the last day of February 1993 and 1994...................................        F-4
Consolidated Statements of Cash Flows for the years ended the last day of February 1992, 1993 and 1994.....        F-5
Consolidated Statements of Stockholders' Investment for the years ended the last day of February 1992, 1993
  and 1994.................................................................................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7
Condensed Consolidated Statement of Earnings for the three months ended May 31, 1993
  and 1994.................................................................................................       F-18
Condensed Consolidated Balance Sheets as of February 28, 1994 and May 31, 1994.............................       F-19
Condensed Consolidated Statements of Cash Flows for the three months ended May 31, 1993 and 1994...........       F-20
Notes to Condensed Consolidated Financial Statements.......................................................       F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of The Cherry Corporation:

    We have audited the accompanying consolidated balance sheets of The Cherry Corporation (a Delaware corporation) and subsidiaries as of the last day of February, 1994 and 1993, and the related consolidated statements of earnings, cash flows and stockholders' investment for each of the three years ended the last day of February, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cherry Corporation and subsidiaries as of the last day of February, 1994 and 1993, and the results of their operations and cash flows for each of the three years ended the last day of February, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note B to the consolidated financial statements, effective March 1, 1993, the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN & CO.

Chicago, Illinois
May 3, 1994
(Except with respect to the matter discussed in Note J as to which the date is July 12, 1994)

                             THE CHERRY CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

             (DOLLARS IN THOUSANDS EXCEPT EARNINGS PER SHARE DATA)

                                                                              YEAR ENDED LAST DAY OF FEBRUARY
                                                                             ----------------------------------
                                                                                1992        1993        1994
                                                                             ----------  ----------  ----------
SALES AND COSTS:
  Net sales................................................................  $  228,631  $  266,231  $  275,269
  Cost of products sold....................................................     167,981     189,710     195,090
                                                                             ----------  ----------  ----------
  Gross margin.............................................................      60,650      76,521      80,179
                                                                             ----------  ----------  ----------
EXPENSES:
  Research and engineering.................................................      12,380      14,162      15,230
  Distribution.............................................................      19,145      21,664      22,843
  Administration...........................................................      22,477      24,014      24,346
                                                                             ----------  ----------  ----------
  Operating expenses.......................................................      54,002      59,840      62,419
                                                                             ----------  ----------  ----------
EARNINGS:
  Earnings from operations.................................................       6,648      16,681      17,760
  Interest expense.........................................................      (5,919)     (5,383)     (3,919)
  Other income, net........................................................       2,226         636       1,342
                                                                             ----------  ----------  ----------
  Earnings before income taxes, extraordinary tax credit and cumulative
    effect of change in accounting principle...............................       2,955      11,934      15,183
  Income tax provision (benefit)--Note B...................................        (819)      4,216       5,692
                                                                             ----------  ----------  ----------
  Earnings before extraordinary tax credit and cumulative effect of change
    in accounting principle................................................       3,774       7,718       9,491
  Extraordinary tax credit--Note B.........................................         891       2,539          --
  Cumulative effect of change in method of accounting for income
    taxes--Note B..........................................................          --          --       1,542
                                                                             ----------  ----------  ----------
  Net earnings.............................................................  $    4,665  $   10,257  $   11,033
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
EARNINGS PER SHARE--NOTE J:
  Before extraordinary tax credit and cumulative effect of change in
    accounting principle...................................................  $      .41  $      .84  $     1.02
  Extraordinary tax credit.................................................         .10         .28          --
  Cumulative effect of change in accounting principle......................          --          --         .17
                                                                             ----------  ----------  ----------
  Net earnings.............................................................  $      .51  $     1.12  $     1.19
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
AVERAGE SHARES OUTSTANDING--NOTE J.........................................   9,113,490   9,184,228   9,299,848
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                               THE LAST DAY OF
                                                                                                   FEBRUARY
                                                                                            ----------------------
                                                                                               1993        1994
                                                                                            ----------  ----------
                                          ASSETS

Current assets:
  Cash and equivalents....................................................................  $    1,331  $    2,697
  Receivables, less allowances of $2,339 and $2,330, respectively.........................      42,821      45,016
  Inventories--Note D.....................................................................      32,091      34,481
  Income taxes, net.......................................................................       1,800       1,154
  Prepaid expenses........................................................................       2,509         931
                                                                                            ----------  ----------
      Total current assets................................................................      80,552      84,279
Land, buildings & equipment at cost:
  Land....................................................................................       1,647       1,639
  Buildings and improvements..............................................................      71,603      71,770
  Machinery and equipment.................................................................     141,980     154,564
  Construction in progress................................................................       3,498       7,974
                                                                                            ----------  ----------
                                                                                               218,728     235,947
Less: accumulated depreciation............................................................     125,363     138,271
                                                                                            ----------  ----------
      Total land, buildings & equipment, net..............................................      93,365      97,676
Other assets:
  Investment in affiliate and other, net--Note A..........................................       9,302      11,593
                                                                                            ----------  ----------
      Total assets........................................................................  $  183,219  $  193,548
                                                                                            ----------  ----------
                                                                                            ----------  ----------


                         LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current liabilities:
  Short-term debt--Note E.................................................................  $    1,479  $    5,736
  Accounts payable........................................................................      13,644      14,243
  Payroll related accruals................................................................       7,904       8,452
  Other accruals..........................................................................       7,782      11,527
  Current maturities of long-term debt--Note E............................................       5,952       4,926
                                                                                            ----------  ----------
      Total current liabilities...........................................................      36,761      44,884
  Long-term debt--Note E..................................................................      50,817      42,970
  Deferred income taxes, net and deferred credits.........................................      13,627      12,218
Stockholders' investment:
  Common stock ($1 par value)
  Authorized 10,000,000 shares; issued and outstanding 4,644,452 in 1993 and 4,661,099 in
    1994..................................................................................       4,644       4,661
  Additional paid-in capital..............................................................       9,979      10,200
  Retained earnings.......................................................................      62,009      73,042
  Cumulative translation adjustments......................................................       5,382       5,573
                                                                                            ----------  ----------
      Total stockholders' investment......................................................      82,014      93,476
                                                                                            ----------  ----------
Total liabilities and stockholders' investment............................................  $  183,219  $  193,548
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                          YEAR ENDED THE
                                                                                       LAST DAY OF FEBRUARY
                                                                                 ---------------------------------
                                                                                   1992        1993        1994
                                                                                 ---------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings.................................................................  $   4,665  $   10,257  $   11,033
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization..............................................     16,729      18,023      16,720
    Cumulative effective of change in accounting principle.....................         --          --      (1,542)
    Loss on sale of land, buildings, equipment and intangibles.................        358         198           4
    Income from unconsolidated affiliate.......................................       (532)       (510)       (643)
    Changes in assets and liabilities:
      (Increase) decrease in receivables.......................................      4,167      (9,821)     (2,880)
      (Increase) in inventories................................................       (671)     (1,193)     (2,989)
      (Decrease) increase in accounts payable..................................     (1,691)      4,532         784
      (Increase) decrease in income taxes, net.................................     (8,416)      5,687         654
      Increase in deferred income taxes........................................      3,942         654       1,335
      (Increase) decrease in other working capital, excluding cash and
        short-term borrowings..................................................       (611)       (956)      5,871
                                                                                 ---------  ----------  ----------
      Total adjustments........................................................     13,275      16,614      17,314
                                                                                 ---------  ----------  ----------
    Net cash provided by operating activities..................................     17,940      26,871      28,347
                                                                                 ---------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of land, buildings and equipment..........................        471         239          28
  Expenditures for land, buildings and equipment...............................     (9,429)    (19,456)    (23,390)
  Other........................................................................       (415)        656        (445)
                                                                                 ---------  ----------  ----------
    Net cash used by investing activities......................................     (9,373)    (18,561)    (23,807)
                                                                                 ---------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings.................................       (210)    (10,537)      4,447
  Increase in domestic revolver and uncommitted credit facilities..............        807       3,149       3,651
  Principal payments on long-term debt.........................................     (7,819)    (10,269)    (11,383)
  Proceeds from long-term debt.................................................         --       5,485          --
  Equity and other transactions................................................         10         605         238
                                                                                 ---------  ----------  ----------
    Net cash used by financing activities......................................     (7,212)    (11,567)     (3,047)
                                                                                 ---------  ----------  ----------
Effect of exchange rate changes on cash flows..................................        (94)         42        (127)
                                                                                 ---------  ----------  ----------
Net increase (decrease) in cash and equivalents................................      1,261      (3,215)      1,366
Cash and equivalents, at beginning of year.....................................      3,285       4,546       1,331
                                                                                 ---------  ----------  ----------
Cash and equivalents, at end of year...........................................  $   4,546  $    1,331  $    2,697
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount of capitalized)....................................  $   6,027  $    5,288  $    4,041
    Income taxes (net of refunds)..............................................  $   2,775  $   (4,663) $    3,703

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                             (DOLLARS IN THOUSANDS)

                                                                                           YEAR ENDED THE
                                                                                        LAST DAY OF FEBRUARY
                                                                                   -------------------------------
                                                                                     1992       1993       1994
                                                                                   ---------  ---------  ---------
COMMON STOCK ($1 PAR VALUE):
  Outstanding at beginning of year...............................................  $   4,555  $   4,567  $   4,644
  Sale of common stock...........................................................         12         77         17
                                                                                   ---------  ---------  ---------
  Outstanding at end of year.....................................................  $   4,567  $   4,644  $   4,661
                                                                                   ---------  ---------  ---------
ADDITIONAL PAID-IN CAPITAL:
  Balance of beginning of year...................................................  $   9,399  $   9,452  $   9,979
  Sale of common stock...........................................................         53        527        221
                                                                                   ---------  ---------  ---------
  Balance at end of year.........................................................  $   9,452  $   9,979  $  10,200
                                                                                   ---------  ---------  ---------
RETAINED EARNINGS:
  Balance at beginning of year...................................................  $  47,087  $  51,752  $  62,009
  Net earnings...................................................................      4,665     10,257     11,033
                                                                                   ---------  ---------  ---------
  Balance at end of year.........................................................  $  51,752  $  62,009  $  73,042
                                                                                   ---------  ---------  ---------
CUMULATIVE TRANSLATION ADJUSTMENTS:
  Balance at beginning of year...................................................  $   7,149  $   5,278  $   5,382
  Translation adjustments during year............................................     (1,871)       104        191
                                                                                   ---------  ---------  ---------
  Balance at end of year.........................................................  $   5,278  $   5,382  $   5,573
                                                                                   ---------  ---------  ---------
TOTAL STOCKHOLDERS' INVESTMENT...................................................  $  71,049  $  82,014  $  93,476
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in 50% owned affiliates are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

  INVESTMENT IN AFFILIATES

    The investment in a 50% owned affiliate in Japan is accounted for on the equity method. Retained earnings at February 28, 1994, includes $6,221 which represents the Company's share of the undistributed earnings of this unconsolidated affiliate. On February 15, 1994, the Company announced the formation of a 50-50 joint venture in India. The investment, to be made in fiscal 1995, will be accounted for on the equity method.

  CASH AND EQUIVALENTS

    Cash and equivalents consist of cash and highly liquid securities with original maturities of three months or less. The carrying amount approximates fair value.

  INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for approximately 37% and 34% of the Company's inventories as of the last day of February 1994 and 1993, respectively. For the remaining inventories, cost is determined by the first-in, first-out (FIFO) method. Inventory costs include material, labor and manufacturing overhead.

  LAND, BUILDINGS & EQUIPMENT

    Land, buildings and equipment are carried at cost or, in the case of capitalized leases, at the lower of the present value of minimum lease payments or the fair value of the leased property. For financial reporting purposes, depreciation expense is provided on a straight-line basis, using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Accelerated methods have been used for tax purposes when appropriate.

    Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings for the period.

  INCOME TAXES

    Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Provision is made for the income tax effects of all transactions in the consolidated statements of earnings to the extent required.

    The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

    The undistributed earnings of the United Kingdom subsidiary and Japanese affiliate will continue to be invested indefinitely. Federal income taxes on distribution of these earnings, if any, would not be significant.

  CURRENCY TRANSLATION

    Foreign entity financial statements are translated to U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation." Assets and liabilities of foreign operations are translated into U.S. dollars

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)
at  year-end rates  of exchange.  Profit and  loss items  are translated  at the average exchange rates prevailing during the year. Resulting translation adjustments are reported separately in Stockholders' Investment, net of interperiod tax allocations.

    The Company selectively enters into forward contracts in its management of foreign currency transaction exposures. Gains or losses on forward contracts designated to hedge a foreign currency transaction are included in the measurement of income. At February 28, 1994, the Company had no forward contracts outstanding.

  EARNINGS PER SHARE

    Earnings per share is computed based on the average number of shares of common stock outstanding during each year. Stock options are not dilutive and therefore were excluded from the computation of earnings per share. See Note J.

  RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE B:  INCOME TAXES

    Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. As of March 1, 1993, the cumulative effect of the change was a deferred tax benefit of $1,542, or $.17 per share, related primarily to recognition of the benefit of net operating loss carryforwards. The results presented for 1993 and 1992 are prepared under Accounting Principles Board Opinion No. 11, using the deferred method.

                                                                                              YEAR ENDED THE
                                                                                           LAST DAY OF FEBRUARY
                                                                                      -------------------------------
                                                                                        1992       1993       1994
                                                                                      ---------  ---------  ---------
Earnings before income taxes, extraordinary tax credit and cumulative effect of accounting change:
  United States.....................................................................  $   2,309  $   7,613  $  10,683
  Foreign...........................................................................        646      4,321      4,500

                                                                                     DEFERRED    DEFERRED     LIABILITY
                                                                                      METHOD      METHOD       METHOD
                                                                                     ---------  -----------  -----------
                                                                                               YEAR ENDED THE
                                                                                            LAST DAY OF FEBRUARY
                                                                                     -----------------------------------
                                                                                       1992        1993         1994
                                                                                     ---------  -----------  -----------
Provisions for income taxes:
  Current:
    Federal and state..............................................................  $     298   $   1,151    $   3,648
    Foreign........................................................................     (5,866)        851        1,219
                                                                                     ---------  -----------  -----------
    Current provision (benefit)....................................................     (5,568)      2,002        4,867
                                                                                     ---------  -----------  -----------
  Deferred:
    Federal and state..............................................................         --        (794)         536
    Foreign........................................................................      3,858         469          289
                                                                                     ---------  -----------  -----------
    Deferred provision (benefit)...................................................      3,858        (325)         825
                                                                                     ---------  -----------  -----------
  Utilization of operating loss carryforwards......................................        891       2,539           --
                                                                                     ---------  -----------  -----------
  Total income tax provision (benefit).............................................  $    (819)  $   4,216    $   5,692
                                                                                     ---------  -----------  -----------
                                                                                     ---------  -----------  -----------

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

                                                                                      DEFERRED     DEFERRED     LIABILITY
                                                                                       METHOD       METHOD       METHOD
                                                                                     -----------  -----------  -----------
                                                                                                YEAR ENDED THE
                                                                                             LAST DAY OF FEBRUARY
                                                                                     -------------------------------------
                                                                                        1992         1993         1994
                                                                                     -----------  -----------  -----------
Provisions for deferred income taxes:
  Tax over book depreciation.......................................................   $     282    $     149    $     599
  Product line consolidation.......................................................         433         (253)        (240)
  Reversal of previously recorded benefit on undistributed earnings................       3,211           --           --
  Foreign tax on undistributed earnings............................................         131          (18)         (35)
  Inventory reserves...............................................................         (87)        (157)        (147)
  Utilization of tax credits.......................................................         269          340        1,051
  Intercompany profit in inventory.................................................         332         (110)         109
  Reinstatement of deferred taxes..................................................           6          341           --
  Warranty reserves................................................................        (222)         (16)         (14)
  Valuation reserves...............................................................          --           --         (301)
  Other items, net.................................................................        (497)        (601)        (197)
                                                                                     -----------       -----   -----------
  Deferred provision (benefit).....................................................   $   3,858    $    (325)   $     825
                                                                                     -----------       -----   -----------
                                                                                     -----------       -----   -----------

    Reconciliations of the differences between income taxes computed at federal statutory tax rates and the consolidated provisions of income taxes are as follows:

                                                                                              YEAR ENDED THE
                                                                                           LAST DAY OF FEBRUARY
                                                                                      -------------------------------
                                                                                        1992       1993       1994
                                                                                      ---------  ---------  ---------
Income taxes computed at federal statutory tax rates................................  $   1,005  $   4,058  $   5,162
Equity in earnings of unconsolidated affiliate......................................       (181)      (173)      (217)
Foreign tax differentials...........................................................       (187)       296        194
Withholding tax rate reduction coincident with repatriation of foreign earnings.....     (1,799)        --         --
Current taxation of unremitted foreign earnings, net of foreign tax credit..........         --       (340)      (170)
State tax provisions, net of federal benefits.......................................        127        381        663
Other, net..........................................................................        216         (6)        60
                                                                                      ---------  ---------  ---------
Consolidated provision (benefit)....................................................  $    (819) $   4,216  $   5,692
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The income tax provision (benefit) for the years ended the last day of February 1993 and 1992 represent the charge (benefit) for income taxes that would have been required had the Company not been able to utilize operating loss carryforwards. The tax benefits of $2,539 and $891 for 1993 and 1992, respectively, resulting from utilizing loss carryforwards, are presented as extraordinary items.

    At February 28, 1994, the Company had pre-merger U.S. NOL carryforwards of $2,142 which expire in 1999 and 2000. The Company also has foreign tax credit carryforwards of $1,250 which expire in the years 1995 to 1998, and are available to reduce future taxes.

    In fiscal 1993, the Company's German subsidiary declared a stock dividend of $19,760 which resulted in a tax benefit from refundable taxes of $6,372 from the German government partially offset by withholding taxes of $1,087. In fiscal 1992, the Company realized a book benefit of $1,976 as a result of the reduction in the Treaty withholding tax rate. Also in 1992, the Company realized a German tax benefit of $1,208 from net operating loss carrybacks to 1991.

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

    The  net  current  and  noncurrent  components  of  deferred  income   taxes
recognized in the balance sheet at February 28, 1994 follows:

                                                                                   1994
                                                                                 ---------
Net noncurrent liabilities.....................................................  $  12,591
Net current assets.............................................................      5,477
                                                                                 ---------
Net liability..................................................................  $   7,114
                                                                                 ---------
                                                                                 ---------

    The amounts above include a valuation allowance of $2,253 relating primarily to noncurrent tax assets for net operating loss and foreign tax credit carryforwards due to the uncertainty of realizing the benefit of the carryforwards. The net change in the valuation allowance for deferred tax assets was a decrease of $324 which relates primarily to benefits arising from the use of foreign tax credit carryforwards.

    The tax effects of the significant temporary differences which comprise the deferred tax liabilities and assets at February 28, 1994, follows:

                                                                                   1994
                                                                                 ---------
Liabilities:
  Depreciation.................................................................  $   7,272
  Foreign currency translation.................................................      2,942
  Other........................................................................      2,377
                                                                                 ---------
  Gross deferred tax liabilities...............................................     12,591
                                                                                 ---------

Assets:
  Reserves.....................................................................      1,936
  Undistributed earnings of foreign subsidiaries...............................      1,349
  Nondeductible accruals.......................................................        785
  Pre-merger U.S. NOL carryforward.............................................        728
  Foreign tax credit carryforward..............................................      1,250
  Other........................................................................      1,682
  Valuation allowance for deferred tax assets..................................     (2,253)
                                                                                 ---------

  Net deferred tax assets......................................................      5,477
                                                                                 ---------

  Net deferred tax liability...................................................  $   7,114
                                                                                 ---------
                                                                                 ---------

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

NOTE C:  SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                                           YEAR ENDED THE
                                                                                        LAST DAY OF FEBRUARY
                                                                                   -------------------------------
                                                                                     1992       1993       1994
                                                                                   ---------  ---------  ---------
Costs and expenses
  Depreciation and amortization..................................................  $  16,729  $  18,023  $  16,720
  Research and development.......................................................      8,083      9,102     10,424
  Advertising....................................................................      2,537      2,966      3,075
  Maintenance and repairs........................................................      2,422      2,791      2,937
  Rentals........................................................................      3,400      2,087      1,782
  Taxes other than payroll and income taxes......................................        949        902        834
- ------------------------------------------------------------------------------------------------------------------
Other income (expense)
  Earnings of affiliate..........................................................  $     532  $     510  $     643
  Interest income and net royalties..............................................        164        160         99
  Foreign exchange...............................................................        243       (457)        46
  Other, net.....................................................................      1,287        423        554
                                                                                   ---------  ---------  ---------
    Total other income, net......................................................  $   2,226  $     636  $   1,342
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

NOTE D:  INVENTORIES

                                                                                                    THE LAST
                                                                                                DAY OF FEBRUARY
                                                                                              --------------------
                                                                                                1993       1994
                                                                                              ---------  ---------
Inventories
  Raw materials.............................................................................  $   3,036  $   3,270
  Component parts...........................................................................      7,251      7,627
  Work-in-process...........................................................................     10,570     12,114
  Finished goods............................................................................     11,234     11,470
                                                                                              ---------  ---------
Total inventories...........................................................................  $  32,091  $  34,481
                                                                                              ---------  ---------
                                                                                              ---------  ---------
  Excess of replacement cost over the stated value of LIFO inventories......................  $   4,568  $   4,270

NOTE E:  DEBT

                                                                                                    THE LAST
                                                                                                DAY OF FEBRUARY
                                                                                              --------------------
                                                                                                1993       1994
                                                                                              ---------  ---------
Short-term debt:
  (With foreign banks)
    Bank loans outstanding..................................................................  $   1,479  $   5,736
    Weighted average interest rate..........................................................        11%       6.6%

During the Year
    Maximum month-end borrowings............................................................  $  11,847  $   6,566
    Average month-end borrowings............................................................      7,445      4,546
    Weighted average interest rate..........................................................      11.2%       7.6%

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

                                                                                                THE LAST DAY OF
                                                                                                    FEBRUARY
                                                                                              --------------------
                                                                                                1993       1994
                                                                                              ---------  ---------
Long-term debt:
Foreign obligations:
  Construction, mortgage and equipment loans (at 4% to 9.05%, secured by real estate in the amount of $30,262 in the Federal Republic of Germany) due in periodic installments through 2012............................................................................  $  28,895  $  22,403
  Capital lease obligations payable in installments through fiscal 1997 with a weighted
    average interest rate of 12%............................................................      3,772      2,641
Domestic obligations:
  Notes payable (at an interest rate of 10%) secured by domestic accounts receivable,
    inventory, equipment and real estate (paid off on March 16, 1993).......................      4,500         --
  Borrowings under revolving credit agreement with interest at LIBOR plus 1.50% or prime rate, secured by domestic accounts receivable, inventory, equipment and real estate
    (with interest at 5.75% at February 28, 1994)...........................................     18,149      1,800
  Borrowings under uncommitted, unsecured credit facilities with interest at LIBOR plus .75%
    (weighted average interest of 4.06% at February 28, 1994)...............................         --     20,000
  Capital lease obligations payable in installments through 1996 with a weighted average
    interest rate of 7.1% at February 28, 1994..............................................      1,453      1,052
                                                                                              ---------  ---------
                                                                                                 56,769     47,896
Less current maturities                                                                           5,952      4,926
                                                                                              ---------  ---------
Long-term debt..............................................................................  $  50,817  $  42,970
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The following payments, exclusive of capitalized lease payments, are required during the next five fiscal years: 1995 - $3,694; 1996 - $11,151; 1997
- -$24,387; 1998 - $1,424; 1999 - $1,424.

    Terms of the German long-term debt agreements contain certain provisions restricting payment of dividends to the parent. Included in retained earnings are $29,022 of undistributed earnings of the German subsidiaries.

    Subsequent to year end, the Company amended its domestic credit facility and increased the borrowing limit from $35 million to $45 million. The facility is secured by domestic accounts receivable and inventory; however, borrowings are not dependent upon the level of collateral. The interest rate on this amended agreement is the prime rate or, depending upon the Company's financial performance, LIBOR plus .75% to 1.25%. The commitment fee is also dependent upon the Company's financial performance and ranges from 1/5 of 1% to 3/10 of 1% on the unused portion. The facility has an initial maturity of March 31, 1997, but may be extended for an additional year on both the first and second anniversary dates upon mutual agreement of the Company and the banks.

    The covenants for this amended credit facility pertain to consolidated and domestic net worth levels, consolidated and domestic debt to capital ratios, domestic cash flow coverage and domestic cash flow to debt levels, among others. Additionally, this facility limits the Company's domestic borrowings to $45 million. The Company was in compliance with all covenants under all credit agreements at February 28, 1994.

    During the current fiscal year, the Company entered into three uncommitted, unsecured credit facilities totaling $35 million. These facilities are utilized when the borrowing rates available under them are below those available under the committed facility. Borrowings under these facilities, which by their terms are due within one year, have been classified as long-term. These obligations are supported by unused commitments under the domestic credit facility, and it is the Company's intent to maintain them as long-term.

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

    The Company is party to four separate interest rate cap agreements. Under two agreements, the Company is protected against interest rate increases above 5.5% LIBOR on $15 million of floating rate debt through November 1997. Under the other agreements, the Company is protected against interest rate increases above 6.0% LIBOR on $10 million of floating rate debt through March 1998. The aggregate cost of these four agreements was $600.

    As of February 28, 1994, the Company had unused lines of credit available for working capital of approximately $13.2 million for U.S. operations and $19.2 million for foreign operations.

    The fair value of the Company's long-term debt, excluding capital leases, at February 28, 1994, was estimated to be $43.8 million. This estimate is based on the current rates available to the Company for debt of the same remaining maturities, using the discounted cash flow method.

NOTE F:  LEASES

    The  Company  leases  land,  automobiles,  machinery  and  equipment   under
noncancellable operating leases which expire over the next twenty-six years. Renewal and escalation clauses are not significant.

    During fiscal 1993, the Company's German subsidiary entered into a capital lease agreement for substantially all of its computer equipment valued at $5,337.

    Land, buildings and equipment include capitalized leases of $7,419 and $7,662 less accumulated amortization of $3,244 and $2,289 as of the last day of February 1994 and 1993, respectively.

    Future minimum lease payments under capitalized and long-term noncancellable operating leases are as follows:

                                                                        CAPITALIZED   OPERATING
                                                                          LEASES       LEASES
                                                                        -----------  -----------
1995..................................................................   $   1,560    $   1,448
1996..................................................................       1,784        1,156
1997..................................................................         920          500
1998..................................................................          --          303
1999..................................................................          --          161
Thereafter............................................................          --          436
                                                                        -----------  -----------

Total minimum lease payments..........................................   $   4,264    $   4,004
                                                                                     -----------
                                                                                     -----------
Less amount representing interest.....................................         571
                                                                        -----------
Total obligations under capitalized leases............................   $   3,693
                                                                        -----------
                                                                        -----------

NOTE G:  CONTINGENCIES

    The Company is named in various suits and claims which arise in the normal course of business. Where appropriate, the Company engages legal counsel and disputes these claims. The Company believes that it has meritorious defenses, and, although the ultimate outcomes cannot be determined at the present time, it believes the final disposition of these matters will not materially affect the Company's financial position or results of operations. The Company has no material off-balance-sheet financial risks.

                             THE CHERRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

NOTE H:  EMPLOYEE BENEFIT PLANS

  STOCK OPTION PLAN

    The Company's existing incentive stock option plan was established in June 1982 by stockholder approval and reserved 225,000 shares for distribution. Under United States tax law, this plan's capability to grant new incentive stock options has expired. As a result, this plan may grant only non-qualified stock options after June 1992. Prior to the expiration of the incentive option granting capability, 28,700 options were granted at $15.00 in fiscal 1993. As of February 28, 1994, 65,613 shares are available for grant.

    The following table summarizes the transactions pursuant to the Company's stock option plan for the three-year period ended February 28, 1994:

                                                                            NUMBER OF
                                                                             SHARES       OPTION PRICES
                                                                           -----------  ------------------
Options outstanding at February 28, 1991.................................     141,000    $8.25 to $18.25
  Granted................................................................      63,000          7.50
  Cancelled..............................................................      (2,000)         8.75
  Expired................................................................     (72,575)        12.375
                                                                           -----------
Options outstanding at February 29, 1992.................................     129,425     7.50 to 18.25
  Granted................................................................      28,700         15.00
  Cancelled..............................................................      (3,000)    8.25 to 18.25
  Expired................................................................      (4,775)        14.75
  Exercised..............................................................     (58,823)    7.50 to 18.25
                                                                           -----------
Options outstanding at February 28, 1993.................................      91,527     7.50 to 18.25
  Cancelled..............................................................      (4,367)     7.50 to 8.75
  Expired................................................................        (250)        18.25
  Exercised..............................................................      (8,967)    7.50 to 15.00
                                                                           -----------
Options outstanding at February 28, 1994.................................      77,943     7.50 to 15.00
                                                                           -----------
                                                                           -----------
Exercisable at February 28, 1994.........................................      43,978    $7.50 to $15.00

    Share and per share amounts have not been restated to reflect the Reclassification. See Note J.

  EMPLOYEE STOCK PURCHASE PLAN

    Full-time domestic employees as of December 1 of the preceding calendar year are eligible to contribute 10% of their calendar year base pay up to a maximum of five thousand dollars towards the purchase of the Company's common stock. The purchase price is equal to the lower of 95% of the beginning or end-of-calendar-year quoted Nasdaq price. Under the plan, 7,680, 18,718 and 12,027 shares were issued at $19.95, $5.46 and $5.46 per share during fiscal 1994, 1993 and 1992, respectively. At February 28, 1994, 124,630 shares are available for issuance under the plan. No restatement of the shares reserved under the employee stock purchase plan is required with respect to the Reclassification.

  BONUS, PROFIT SHARING AND RETIREMENT PLANS

    The Company and its operating entities have various bonus, profit sharing and retirement plans. The Company's bonus plans cover qualified management employees. The payouts of these bonus plans are based on attainment of operating results and other key performance goals. The established Company profit sharing plans cover substantially all employees for an operating entity. Domestically, the profit sharing plan is qualified under Section 401(k) of the Internal Revenue Code. It allows for employee contributions and employer contributions. For foreign operations, the profit sharing plans provide for the payment of a defined percent of wages. Certain key foreign employees are eligible for a one-time lump sum payment on retirement or involuntary termination, the amounts of which are accrued over the employee's estimated service. During fiscal 1994, 1993 and 1992, the expenses for these plans were $3,654, $2,717 and $1,712, respectively.

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

  FUTURE ACCOUNTING CHANGES

    Statement of Financial Accounting Standards (SFAS) No. 112 "Employers' Accounting for Postemployment Benefits," when adopted is not expected to be material.

NOTE I:  SEGMENT INFORMATION

  BUSINESS SEGMENT INFORMATION

    The Company manufactures and distributes a wide range of industrial component parts.

    Identifiable assets report only the assets used in the operation of that business segment. All other assets are shown separately as corporate assets. Corporate assets include cash, other current and noncurrent assets and the Company's investment in the unconsolidated affiliate.

  THE PRINCIPAL SEGMENTS ARE:

    ELECTROMECHANICAL DEVICES:

    Snap-action, selector and automobile special use switches principally for use in automobiles, home appliances, office and industrial equipment, and vending machines.

    ELECTRONIC ASSEMBLIES AND DISPLAYS:

    Keyboards,   keyboard  switches,  gas   discharge  displays  and  automotive
    electronics for use in a variety of products, including data entry terminals, automobiles, industrial and commercial control devices, business machines and amusement products.

    SEMICONDUCTOR DEVICES:

    Principally linear integrated circuits for use in automotive, computer and industrial control equipment.

                                                      ELECTRO-    ELECTRONIC      SEMI-
                                                     MECHANICAL   ASSEMBLIES    CONDUCTOR    CORPORATE
FISCAL YEAR                                            DEVICES    & DISPLAYS     DEVICES     AND OTHER   CONSOLIDATED
- ---------------------------------------------------  -----------  -----------  -----------  -----------  ------------
1994
    Net sales......................................   $ 118,057    $ 101,461    $  55,751                 $  275,269
    Earnings from operations.......................       8,550        2,190        7,020                     17,760
    Identifiable assets............................      71,527       68,537       36,661    $  16,823       193,548
    Depreciation and amortization..................       7,065        6,595        2,997           63        16,720
    Additions to land, buildings and equipment,
      net..........................................      11,243        5,087        7,026                     23,356
1993
    Net sales......................................   $ 111,130    $ 110,178    $  44,923                 $  266,231
    Earnings from operations.......................       8,279        2,951        5,451                     16,681
    Identifiable assets............................      70,433       69,514       29,474    $  13,798       183,219
    Depreciation and amortization..................       7,488        7,731        2,741           63        18,023
    Additions to land, buildings and equipment,
      net..........................................       7,583        7,545        4,149         (254)       19,023
1992
    Net sales......................................   $  96,108    $  96,502    $  36,021                 $  228,631
    Earnings (loss) from operations................       6,971       (3,307)       2,984                      6,648
    Identifiable assets............................      61,599       71,825       25,765    $  22,391       181,580
    Depreciation and amortization..................       6,815        7,071        2,843                     16,729
    Additions to land, buildings and equipment,
      net..........................................       3,858        3,628          761                      8,247

                             THE CHERRY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)

  GEOGRAPHIC AREA INFORMATION

    Intercompany sales between geographic areas are made at prices approximating market and are eliminated from total net sales. No single customer accounts for more than 10% of net sales. The Company's international operations are conducted principally in Western Europe through wholly owned subsidiaries and in Hong Kong and Australia through sales offices.

                                                              UNITED                   ELIMINATIONS
FISCAL YEAR                                                   STATES     INTERNATIONAL & CORPORATE   CONSOLIDATED
- ---------------------------------------------------------  ------------  ------------  ------------  ------------
1994
    Net sales............................................   $  155,647    $  119,622                  $  275,269
    Transfers between areas..............................        1,714        17,534    $  (19,248)
    Total net sales......................................      157,361       137,156       (19,248)      275,269
    Earnings (loss) from operations......................       15,130         4,571        (1,941)       17,760
    Identifiable assets..................................       84,388        92,337        16,823       193,548
1993
    Net sales............................................   $  131,477    $  134,754                  $  266,231
    Transfers between areas..............................        1,803        17,215    $  (19,018)
    Total net sales......................................      133,280       151,969       (19,018)      266,231
    Earnings (loss) from operations......................       11,725         6,800        (1,844)       16,681
    Identifiable assets..................................       70,320        99,101        13,798       183,219
1992
    Net sales............................................   $  105,380    $  123,251                  $  228,631
    Transfers between areas..............................        2,120        13,634    $  (15,754)
    Total net sales......................................      107,500       136,885       (15,754)      228,631
    Earnings (loss) from operations......................        5,581         1,812          (745)        6,648
    Identifiable assets..................................       56,727       102,462        22,391       181,580

    Net assets, including intercompany balances, of foreign subsidiaries and affiliate at year-end were $56,007 (1994), $54,081 (1993), and $52,479 (1992).

NOTE J:  SUBSEQUENT EVENT

    On July 12, 1994, the Company filed with the Delaware Secretary of State an amended and restated Certificate of Incorporation, which (i) increased the number of authorized shares of common stock of the Company from 10,000,000 to 30,000,000, consisting of 20,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock, (ii) reclassified the Prior Common Stock as Class B Common Stock, (iii) authorized a new class of non-voting stock designated as Class A Common Stock, and (iv) established the rights, powers and limitations of the Class A Common Stock and the Class B Common Stock. On June 16, 1994 the Board of Directors authorized a stock dividend of one share of Class A Common Stock for each share of Prior Common Stock outstanding on July 11, 1994. Earnings per share and average shares outstanding have been restated to reflect the Stock Dividend. The Stock Dividend had the same effect on the total number of shares of Common Stock outstanding as a two-for-one stock split.

                                 QUARTERLY DATA
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA AND AS OTHERWISE STATED)
                                  (UNAUDITED)

                                                                                          EARNINGS PER SHARE
                                                                                   --------------------------------
                                                    EARNINGS BEFORE                BEFORE EXTRAORDINARY
                                                   EXTRAORDINARY TAX               TAX CREDIT AND CUMU-
                                                       CREDIT AND                    LATIVE EFFECT OF
                                                       CUMULATIVE                         CHANGE
         FISCAL               NET        GROSS    EFFECT OF CHANGE IN      NET         IN ACCOUNTING
          YEAR               SALES      MARGIN    ACCOUNTING PRINCIPLE  EARNINGS         PRINCIPLE           NET
- -------------------------  ----------  ---------  --------------------  ---------  ---------------------  ---------

1994.....................  $  275,269  $  80,179       $    9,491       $  11,033        $    1.02        $    1.19
                           ----------  ---------          -------       ---------           ------        ---------
Quarters:
    Fourth...............      70,879     22,589            3,738           3,738              .40              .40
    Third................      72,954     21,321            3,057           3,057              .33              .33
    Second...............      61,805     16,166              461             461              .05              .05
    First................      69,631     20,103            2,235           3,777              .24              .41

1993.....................  $  266,231  $  76,521       $    7,718       $  10,257        $     .84        $    1.12
                           ----------  ---------          -------       ---------           ------        ---------
Quarters:
    Fourth...............      66,203     18,403            1,686           2,128              .18              .23
    Third................      69,206     19,523            2,014           2,684              .22              .29
    Second...............      63,288     18,523            1,658           2,285              .18              .25
    First................      67,534     20,072            2,360           3,160              .26              .35

                             THE CHERRY CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                            THREE MONTHS ENDED
                                                                                                 MAY 31,
                                                                                        --------------------------
                                                                                            1993          1994
                                                                                        ------------  ------------
Net sales.............................................................................  $     69,631  $     79,647
Cost of products sold.................................................................        49,528        54,744
                                                                                        ------------  ------------
  Gross margin........................................................................        20,103        24,903
Engineering, distribution and administrative expenses.................................        15,867        18,077
                                                                                        ------------  ------------
  Operating income....................................................................         4,236         6,826
Interest expense......................................................................        (1,031)         (875)
Other income, net.....................................................................           310           418
                                                                                        ------------  ------------
Earnings before income taxes and cumulative effect of change in accounting
  principle...........................................................................         3,515         6,369
Income tax provision..................................................................         1,280         2,452
                                                                                        ------------  ------------
Earnings before cumulative effect of change in accounting principle...................         2,235         3,917
Cumulative effect of change in method of accounting for income taxes-- Note 3.........         1,542            --
                                                                                        ------------  ------------
Net earnings..........................................................................  $      3,777  $      3,917
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Earnings per share--Note 4:
  Before cumulative effect of change in accounting principle..........................  $        .24  $        .42
  Cumulative effect of change in accounting principle.................................           .17            --
                                                                                        ------------  ------------
  Net earnings........................................................................  $        .41  $        .42
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Average shares outstanding--Note 4....................................................     9,289,204     9,325,752
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                         FEBRUARY 28,    MAY 31,
                                                                                             1994         1994
                                                                                           (NOTE 1)    (UNAUDITED)
                                                                                         ------------  -----------
                                        ASSETS

Cash and equivalents...................................................................   $    2,697    $   5,093
Receivables, net of allowances.........................................................       45,016       46,306
Inventories--Note 2....................................................................       34,481       35,988
Income taxes, net......................................................................        1,154        1,058
Prepaid expenses.......................................................................          931        1,762
                                                                                         ------------  -----------
      Total current assets.............................................................       84,279       90,207
Land, buildings and equipment, net.....................................................       97,676      103,318
Investment in affiliates and other, net................................................       11,593       11,994
                                                                                         ------------  -----------
      Total assets.....................................................................   $  193,548    $ 205,519
                                                                                         ------------  -----------
                                                                                         ------------  -----------


                       LIABILITIES AND STOCKHOLDERS' INVESTMENT

Short-term debt........................................................................   $    5,736    $   2,899
Accounts payable.......................................................................       14,243       15,292
Payroll related accruals...............................................................        8,452       10,332
Other accruals.........................................................................       11,527       11,774
Current maturities of long-term debt...................................................        4,926       13,761
                                                                                         ------------  -----------
      Total current liabilities........................................................       44,884       54,058
Long-term debt.........................................................................       42,970       39,551
Deferred income taxes, net and deferred credits........................................       12,218       13,317
Stockholders' investment--Note 4:
  Common Stock, par value $1.00 per share; 10,000,000 shares authorized; 4,661,099
    issued and outstanding.............................................................   $    4,661    $      --
  Class A Common Stock, par value $1.00 per share; 20,000,000 shares authorized;
    4,665,765 shares issued and outstanding, as adjusted...............................           --        4,666
  Class B Common Stock, par value $1.00 per share; 10,000,000 shares authorized;
    4,665,765 shares issued and outstanding, as adjusted...............................           --        4,666
  Additional paid-in capital...........................................................       10,200       10,242
  Retained earnings....................................................................       73,042       72,293
  Cumulative translation adjustment....................................................        5,573        6,726
                                                                                         ------------  -----------
    Total stockholders' investment.....................................................   $   93,476    $  98,593
                                                                                         ------------  -----------
      Total liabilities and stockholders' investment...................................   $  193,548    $ 205,519
                                                                                         ------------  -----------
                                                                                         ------------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                             THE CHERRY CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                 (UNAUDITED)
                                                                                              THREE MONTHS ENDED
                                                                                                   MAY 31,
                                                                                             --------------------
                                                                                               1993       1994
                                                                                             ---------  ---------
Net cash provided by operating activities..................................................  $   5,843  $   8,524
Cash flow from investing activities:
  Expenditures for land, building and equipment............................................     (4,063)    (8,046)
  Other, net...............................................................................        (40)      (278)
                                                                                             ---------  ---------
Net cash used by investing activities......................................................     (4,103)    (8,324)
                                                                                             ---------  ---------
Cash flows from financing activities:
  Increase (decrease) in short-term debt...................................................      1,531     (2,991)
  Increase in domestic revolver and uncommitted credit facilities..........................      1,051      5,200
  Principal payments on long-term debt.....................................................     (2,113)      (823)
  Equity and other transactions............................................................          4         49
                                                                                             ---------  ---------
Net cash provided (used) by financing activities...........................................        473      1,435
                                                                                             ---------  ---------
Effect of exchange rate changes on cash flows..............................................        102        761
                                                                                             ---------  ---------
Net increase (decrease) in cash and equivalents............................................      2,315      2,396
Cash and equivalents, at beginning of year.................................................      1,331      2,697
                                                                                             ---------  ---------
Cash and equivalents, at end of period.....................................................  $   3,646  $   5,093
                                                                                             ---------  ---------
                                                                                             ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                    THE CHERRY CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated balance sheet as of May 31, 1994 and the condensed consolidated statements of earnings and the condensed consolidated statements of cash flows for the three months ended May 31, 1993 and 1994, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at May 31, 1994, and for all periods presented, have been made.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the accompanying annual financial statements and notes. The results of operations for the three months ended May 31, 1994 are not necessarily indicative of the operating results for a full year.

2.  INVENTORIES

    Inventory values were as follows:

                                                                FEB. 28,    MAY 31,
                                                                  1994       1994
                                                                ---------  ---------
Finished goods................................................  $  11,470  $  10,511
Work-in-process...............................................     12,114     13,148
Component parts...............................................      7,627      8,748
Raw materials.................................................      3,270      3,581
                                                                ---------  ---------
                                                                $  34,481  $  35,988
                                                                ---------  ---------
                                                                ---------  ---------

3.  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES

    Effective  March  1,  1993,  the  Company  adopted  Statement  of  Financial
Accounting Standards No. 109 ("SFAS 109") Accounting for Income Taxes. Under this statement, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

    The result of adopting SFAS No. 109 was a one time increase to net income of $1,542 reported as the cumulative effect of a change in accounting principle in the first quarter of fiscal 1994.

4.  SUBSEQUENT EVENT

    On July 12, 1994, the Company filed with the Delaware Secretary of State an amended and restated Certificate of Incorporation, which (i) increased the number of authorized shares of common stock of the Company from 10,000,000 to 30,000,000, consisting of 20,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock, (ii) reclassified the Prior Common Stock as Class B Common Stock, (iii) authorized a new class of non-voting stock designated as Class A Common Stock, and (iv) established the rights, powers and limitations of the Class A Common Stock and the Class B Common Stock. On June 16, 1994 the Board of Directors authorized a stock dividend of one share of Class A Common Stock for each share of Prior Common Stock outstanding on July 11, 1994. Earnings per share, average shares outstanding and stockholders' investment (as of May 31, 1994) have been restated to reflect the Stock Dividend. The Stock Dividend had the same effect on the total number of shares of Common Stock outstanding as a two-for-one stock split.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

     [GRAPHICS OMITTED; SEE GRAPHICS APPENDIX AT THE END OF THIS DOCUMENT.]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           3
Investment Considerations......................           7
Reclassification...............................           8
Use of Proceeds................................           9
Price Range of Common Stock....................           9
Dividend Policy................................          10
Capitalization.................................          10
Selected Consolidated Financial Data...........          11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          12
Business.......................................          17
Management.....................................          23
Principal Stockholders.........................          24
Description of Capital Stock...................          25
Underwriting...................................          28
Legal Matters..................................          28
Experts........................................          29
Available Information..........................          29
Incorporation by Reference.....................          30
Index to Consolidated Financial Statements.....         F-1

                                2,500,000 SHARES
   [LOGO]

                             THE CHERRY CORPORATION

                              CLASS A COMMON STOCK

                              -------------------

                              P R O S P E C T U S

                              -------------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                             CLEARY GULL REILAND &
                                 MCDEVITT INC.

                                 AUGUST  , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an estimate (except for the SEC Registration Fee, NASD Filing Fee and the Nasdaq National Market Fee) of all expenses payable by the Company in connection with the issuance and sale of the securities being registered:

SEC Registration Fee..............................................  $  15,119
Printing Costs....................................................    100,000
Engraving Costs...................................................     10,000
Legal Fees and Expenses (not including Blue Sky)..................    140,000
Accounting Fees and Expenses......................................     75,000
Blue Sky Fees and Expenses........................................     15,000
NASD Filing Fee...................................................      4,884
Nasdaq National Market Listing Fee................................     14,375
Transfer Agent and Registrar Fees and Expenses....................     15,000
Miscellaneous.....................................................     10,622
                                                                    ---------
  Total...........................................................  $ 400,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated By-Laws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware law.

    Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

    The Company maintains liability insurance for the benefit of its directors and officers.

    Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act") against certain liabilities.

ITEM 16.  EXHIBITS


     *1    --  Form of Underwriting Agreement.
      3(a) --  Form of Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3(a) to
                 Form 8-K dated July 13, 1994 and incorporated herein by reference).
      3(b) --  Amended and Restated By-Laws of the Company, as currently in effect (filed as Exhibit 3(b) to Form
                 8-K dated July 6, 1994 and incorporated herein by reference).
      4(a) --  Second Amended and Restated Credit Agreement dated as of May 9, 1994 among The Cherry Corporation,
                 Continental Bank N.A., and Harris Trust and Savings Bank, as agent and Lender (filed as Exhibit
                 4(a) to Form 8-K dated May 18, 1994 and is incorporated herein by reference).
      4(b) --  Other instruments defining the right of holders of other long-term debt of the Registrant are not filed as exhibits because the debt authorized under any such instrument does not exceed 10% of consolidated total assets as of the last day of February, 1994. Copies of debt instruments for which the related debt is less than 10% of consolidated total assets will be furnished to the
                 Commission upon request.
     *5    --  Opinion of McDermott, Will & Emery, counsel for the Company.
     10(a) --  Employee Stock Purchase Plan (filed as Exhibit 10(a) to Form 8-K dated July 6, 1994 and incorporated herein by reference).
     10(b) --  1982 Stock Option Plan (filed as Exhibit 10(b) to Form 8-K dated July 6, 1994 and incorporated herein by reference).
     10(c) --  Release and final settlement agreement dated May 4, 1992 on agreement for purchase and sale of assets dated May 31, 1991 (filed as Exhibit 10(c) to 1992 Form 10-K and incorporated herein by reference).
     10(d) --  Executive agreement dated May 26, 1992, between Cherry Semiconductor Corporation and Alfred S.
                 Budnick (filed as Exhibit 4(d) to Form 10-K for the fiscal year ended the last day of February,
                 1993 and incorporated herein by reference).
     21    --  Table of Subsidiaries of Registrant (filed as Exhibit 21 to Form 10-K for the fiscal year ended the last day of February, 1994 and incorporated herein by reference).
    *23(a) --  Consent of McDermott, Will & Emery (contained in Exhibit 5).
    *23(b) --  Consent of Arthur Andersen & Co., Independent Public Accountants.
    *24    --  Powers of Attorney (included on signature page).

- ------------------------
*Previously filed.


ITEM 17.  UNDERTAKINGS

    1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    2.  The undersigned registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waukegan, State of Illinois, on the 11th day of August, 1994.


                                          THE CHERRY CORPORATION

                                          By:         /s/  PETER B. CHERRY

                                              ----------------------------------
                                                       Peter B. Cherry
                                                 CHAIRMAN OF THE BOARD, CHIEF
                                             EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 11th day of August, 1994. Each of the persons whose signature appears below hereby authorizes Peter B. Cherry and Dan A. King, or either of them, to execute in the name of each such person and to file any amendment to this Registration Statement as the registrant deems appropriate and appoints such persons and each of them as his attorney-in-fact to sign on his behalf individually and in each capacity stated below and file all amendments and file post-effective amendments to this Registration Statement.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------
                      /s/  PETER B. CHERRY*
     -------------------------------------------        Chairman of the Board, Chief Executive
                   Peter B. Cherry                        Officer, President and Director

                     /s/  WALTER L. CHERRY*
     -------------------------------------------        Director
                   Walter L. Cherry

                    /s/  ALFRED S. BUDNICK*
     -------------------------------------------        Vice President and Director
                  Alfred S. Budnick

                         /s/  DAN A. KING
     -------------------------------------------        Treasurer, Secretary and Corporate
                     Dan A. King                          Controller (Chief Financial Officer)

                   /s/  PETER A. GUGLIELMI*
     -------------------------------------------        Director
                  Peter A. Guglielmi

                 /s/  THOMAS L. MARTIN, JR.*
     -------------------------------------------        Director
                Thomas L. Martin, Jr.

                  /s/  ROBERT B. MCDERMOTT*
     -------------------------------------------        Director
                 Robert B. McDermott

                     /s/  CHARLES W. DENNY*
     -------------------------------------------        Director
                   Charles W. Denny

            *              /s/DAN A. KING
     -------------------------------------------
                   Attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                            DESCRIPTION
- ---------  -----------------------------------------------------------------------------------------

* 1        Form of Underwriting Agreement
  3(a)     Form of Amended and Restated Certificate of Incorporation of the Company (filed as
            Exhibit 3(a) to Form 8-K dated July 13, 1994 and incorporated herein by reference)
  3(b)     Amended and Restated By-Laws of the Company, as currently in effect (filed as Exhibit
            3(b) to Form 8-K dated July 6, 1994 and incorporated herein by reference)
  4(a)     Second Amended and Restated Credit Agreement dated as of May 9, 1994 among The Cherry
            Corporation, Continental Bank N.A., and Harris Trust and Savings Bank, as agent and
            Lender (filed as Exhibit 4(a) to Form 8-K dated May 18, 1994 and is incorporated herein by reference)
  4(b)     Other instruments defining the right of holders of other long-term debt of the Registrant are not filed as exhibits because the debt authorized under any such instrument does not exceed 10% of consolidated total assets as of the last day of February, 1994. Copies of debt instruments for which the related debt is less than 10% of consolidated total assets will be furnished to the Commission upon request
* 5        Opinion of McDermott, Will & Emery, counsel for the Company
 10(a)     Employee Stock Purchase Plan (filed as Exhibit 10(a) to Form 8-K dated July 6, 1994 and incorporated herein by reference)
 10(b)     1982 Stock Option Plan (filed as Exhibit 10(b) to Form 8-K dated July 6, 1994 and incorporated herein by reference)
 10(c)     Release and final settlement agreement dated May 4, 1992 on agreement for purchase and sale of assets dated May 31, 1991 (filed as Exhibit 10(c) to 1992 Form 10-K and incorporated herein by reference)
 10(d)     Executive agreement dated May 26, 1992, between Cherry Semiconductor Corporation and
            Alfred S. Budnick (filed as Exhibit 4(d) to Form 10-K for the fiscal year ended the last day of February, 1993 and incorporated herein by reference)
 21        Table of Subsidiaries of Registrant (filed as Exhibit 21 to Form 10-K for the fiscal year ended the last day of February, 1994 and incorporated herein by reference)
*23(a)     Consent of McDermott, Will & Emery (contained in Exhibit 5)
*23(b)     Consent of Arthur Andersen & Co., Independent Public Accountants
*24        Powers of Attorney (included on signature page)

- ------------------------
*Previously filed.

                                GRAPHICS APPENDIX

     On page 2 of the printed Prospectus, the foldout from page 2 and the inside back cover of the printed Prospectus fifteen graphics appear. In accordance with Rule 304 of Regulation S-T they are described as follows:

     1. Under the caption "AUTOMOTIVE MARKET" on page 2, there are four pictures described as follows:

          (a) Picture 1 shows two Cherry armrest assemblies, one in wood and one in plastic over the caption: "Cherry armrest assemblies include switches and electronics that control power windows, seats, locks and mirrors."

          (b) Picture 2 shows two Cherry electronic control modules over the caption: "Cherry electronic control modules are used to operate power sunroofs."

          (c) Picture 3 shows a transparent four-door sedan with 16 tags indicating Cherry products used in the automobile over the caption: "Cherry's switch assemblies, semiconductors and electronic control modules are used to operate or control many modern car features."

     The 16 tags are: Convertible Top; Seat Belts; Airbag; Speed Control; Tachometer/Speedometer; HVAC Control; Power Window, Lock, Seat, Mirror Control; Engine Computer; Electronic Ignition; Voltage Regulator; Memory Seat; Door Lock; Anti-Lock Brakes; Trunk Lock; Rear Defogger; Sunroof.

          (d)  Picture 4 shows a Cherry semiconductor wafer over the caption:
"Cherry's semiconductor products are used in engine and ignition controls, instrumentation and ABS systems."

     2. Under the caption "COMPUTER MARKET" on the foldout from page 2, there are four pictures described as follows:

          (a) Picture 1 shows 11 Cherry semiconductor products over the caption: "Cherry's semiconductors control spindle speed and head position in hard disk drives."

          (b)  Picture 2 shows a value-added Cherry keyboard over the caption:
"Value-added keyboards with integrated magnetic card readers are used in retail and hospitality applications."

          (c) Picture 3 shows an airline terminal keyboard and monitor situated on a desk with a partial image of the operator touching the keyboard and the monitor shows an initial United Airlines screen. There is no caption.

          (d)  Picture 4 shows six pushwheel switches over the caption:
"Cherry's switches are used to link peripherals, such as disk drives and printers, within computer networks."

     3. Under the caption "CONSUMER AND COMMERCIAL MARKET" on the foldout from page 2, there are four pictures described as follows:

          (a) Picture 1 shows a Xerox photocopier and accessories with a Cherry manual in the foreground and a Cherry product box on the left side of the picture. There is no caption.

          (b) Picture 2 shows nine Cherry power conversion semiconductors over the caption: "Many consumer devices rely on Cherry's sophisticated power conversion semiconductors."

          (c)  Picture 3 shows six Cherry snap-action switches over the caption:
"Cherry snap-action switches are found in many home appliances and in office equipment."

          (d)  Picture 4 shows two integrated control panels over the caption:
"Integrated control panels for large mail sorting postage machines are manufactured by Cherry."

     4. Under the caption "MANUFACTURING PROCESS TECHNOLOGIES" on the inside back cover, there are three pictures described as follows:

          (a) Picture 1 shows a Cherry "clean room" which is used to manufacture semiconductor products over the caption: "New process capabilities are vital to Cherry's ability to introduce new proprietary products."

          (b) Picture 2 shows an automated assembly of keyboards over the caption: "Automated assembly of keyboards is essential to achieve low cost and also is important in assuring consistent high quality."

          (c) Picture 3 shows an automated assembly of switches over the caption: "Cherry's current process technologies are vital to meet customer expectations for quality, cost, delivery and service. Flexible automation allows the Company to produce 41 versions of power window and door lock switches on one piece of equipment."